Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

RANDELL R. OWENS,

RONDA A. OWENS,

JAO, LLC,

OWENS REGIONAL INVESTMENTS, LLC,

as Sellers,

JACOB OWENS,

as Sellers Representative,

and

HOPE CONCRETE, LLC

as Purchaser

Dated as of May 6, 2026

TABLE OF CONTENTS

Page

Article I. DEFINITIONS		2
Article II. PURCHASE AND SALE OF EQUITY INTERESTS; CONSIDERATION		2
2.1	The Transactions	2
2.2	Consideration	2
2.3	Closing Date Purchase Price Adjustment; Estimated Closing Statement	3
2.4	Post Closing Date Purchase Price Adjustment	3
2.5	Earnout	6
2.6	Tax Treatment; Purchase Price Allocation	9
2.7	Withholding	9
Article III. CLOSING		10
3.1	Closing Date	10
3.2	Payments on the Closing Date	10
3.3	Issuance and Delivery of Stock Consideration	11
3.4	Sellers’ Deliveries on the Closing Date	11
3.5	Purchaser Deliveries on the Closing Date	13
Article IV. REPRESENTATIONS AND WARRANTIES OF THE SELLERS		14
4.1	Organization and Good Standing	14
4.2	Subsidiary	14
4.3	Authorization of Agreement; Ownership of the Acquired Companies	14
4.4	Conflicts; Consents of Third Parties	15
4.5	Financial Statements	16
4.6	No Undisclosed Liabilities; Other Indebtedness	17
4.7	Title to Assets; Sufficiency; Fair Consideration	18
4.8	Absence of Certain Developments	18
4.9	Taxes	21
4.10	Real Property	23
4.11	Personal Property	25
4.12	Intellectual Property	25
4.13	Material Contracts	27
4.14	Employee Benefits	29
4.15	Labor and Employment Matters	31
4.16	Litigation	33
4.17	Compliance with Laws; Permits	34
4.18	Environmental Matters	34
4.19	Insurance	36
4.20	Accounts and Notes Receivable and Payable; Inventory	36
4.21	Related Party Transactions	37
4.22	Bank Accounts	37
4.23	Financial Advisors	37
4.24	Certain Payments	37
4.25	Terms of Service; Product Liability	38
4.26	Customers and Vendors	38
4.27	Investment Matters	39
4.28	Sanctions	40
4.29	Export Controls	40
4.30	Government Contracts	40
4.31	Privacy and Security	40

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Article V. REPRESENTATIONS AND WARRANTIES OF PURCHASER		41
5.1	Organization and Good Standing	41
5.2	Authorization of Agreement	41
5.3	Conflicts; Consents of Third Parties	41
5.4	Litigation	41
5.5	Financial Advisors	42
5.6	Solvency	42
Article VI. COVENANTS		42
6.1	Restrictive Covenants	42
6.2	Publicity	44
6.3	Use of Name	44
6.4	Post-Closing Insurance Matters	44
6.5	Cooperation on Financial Statements	44
6.6	Counsel	45
6.7	Representations and Warranties Insurance	45
6.8	Sellers’ Release	46
6.9	Further Assurances; Transition Assistance	47
6.10	Contracts with Affiliates	47
6.11	Environmental Remediation	47
6.12	Employee Matters	47
Article VII. INDEMNIFICATION		48
7.1	Survival of Representations and Warranties and Covenants	48
7.2	Indemnification Obligation of Sellers	49
7.3	Limitations on Liability; Total Cap; Order of Recourse	50
7.4	Exclusive Remedy	51
7.5	Indemnification Procedures	51
7.6	Indemnification Notices, Claims and Payments	53
7.7	Right to Setoff; Interest on Late Payments	53
7.8	Tax Treatment of Indemnity Payments	53
7.9	Sellers Representative	54
7.10	Retention Escrow Matters	55
Article VIII. TAXES		56
8.1	Tax Returns	56
8.2	Straddle Periods	57
8.3	Transfer Taxes	57
8.4	Amended Tax Returns and Retroactive Elections	57
8.5	Cooperation on Tax Matters	57
8.6	Tax-Sharing Agreements	58
8.7	Push-Out Election; Indemnity	58
8.8	Employee Retention Credits Indemnity	58

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Article IX. MISCELLANEOUS		58
9.1	Expenses	58
9.2	Specific Performance	59
9.3	Entire Agreement; Amendments and Waivers	59
9.4	Venue	59
9.5	WAIVER OF JURY TRIAL	60
9.6	Governing Law	60
9.7	Service of Process	60
9.8	Notices	60
9.9	Severability	61
9.10	Binding Effect; Successors and Assigns; Assignment	61
9.11	Non-Recourse	62
9.12	Third Parties	62
9.13	Representation of Parties	62
9.14	Counterparts; Electronic Transmission	62

- iii -

Annexes, Exhibits and Schedules

Annex A	- Definitions, Definitional and Interpretive Matters
Annex B	- Sample Working Capital Calculation
Annex C	- Equity Interests; Stock Consideration; Sellers Allocation
Annex D	- Material Spreads Calculation Methodology
Exhibit A	- Form of Membership Interest Assignment Agreement
Exhibit B	- Form of Escrow Agreement
Exhibit C	- Form of Material Supply Agreement
Exhibit D	- Form of Seller Lease Agreement

Disclosure Schedules

Sellers Disclosure Schedules

Schedule 4.1(b)	Jurisdictions of Qualification and Good Standing
Schedule 4.4(a)	Conflicts
Schedule 4.4(b)	Required Consents, Approvals, and Filings
Schedule 4.5(a)	Financial Statements
Schedule 4.5(b)	Internal Controls
Schedule 4.6(a)	Indebtedness and Undisclosed Liabilities
Schedule 4.8	Absence of Certain Developments
Schedule 4.9(d)	Tax Types, Tax Returns, and Filing Jurisdictions
Schedule 4.10(b)	Leased Real Property
Schedule 4.10(c)(v)	Real Property Lease Purchase Options
Schedule 4.11(a)	Tangible Personal Property
Schedule 4.11(b)	Personal Property Leases
Schedule 4.11(c)	Personal Property Condition and Exceptions
Schedule 4.12(a)	Intellectual Property
Schedule 4.12(b)	Intellectual Property Ownership Exceptions
Schedule 4.13(a)	Material Contracts
Schedule 4.13(b)	Material Contracts Impaired by the Transactions
Schedule 4.14(a)	Employee Benefit Plans
Schedule 4.14(b)	Employee Benefit Plans
Schedule 4.15(a)(i)	Employee Census
Schedule 4.15(a)(ii)	Independent Contractor Census
Schedule 4.15(c)	Resignation Notices
Schedule 4.16	Litigation
Schedule 4.17(a)-(b)	Compliance with Laws; Permits
Schedule 4.18	Environmental Matters
Schedule 4.19(i)	Current Insurance Policies
Schedule 4.19(ii)	Insurance Policies Impaired by the Transactions
Schedule 4.19(iii)	Insurance Claims History
Schedule 4.20	Accounts and Notes Receivable and Payable
Schedule 4.20(c)	Inventory
Schedule 4.21	Related Party Transactions
Schedule 4.22	Bank Accounts
Schedule 4.25(a)	Terms of Service; Standard Terms and Conditions of Sale
Schedule 4.26(a)(i)	Significant Customers
Schedule 4.26(a)(ii)	Customer Concentration / Material Changes
Schedule 4.26(b)	Significant Vendors

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) dated as of May 6, 2026, is being entered into by and among:

A.	Hope Concrete, LLC, a Texas limited liability company (“Purchaser”);

B.	(i) Randell R. Owens, an individual resident of the State of Texas, (ii) Ronda A. Owens, an individual resident of the State of Texas, (iii) JAO, LLC, a Texas limited liability company (“JAO, LLC”), and (iv) Owens Regional Investments, LLC, a Texas limited liability company (the “Prior R&R Owner”) (each a “Seller”, and collectively, the “Sellers”); and

C.	Jacob Owens, an individual resident of the State of Texas, in his capacity as representative of the Sellers (“Sellers Representative”).

Purchaser, the Sellers and the Sellers Representative may be referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein have the meanings given to them in the Agreement or on Annex A attached hereto.

W I T N E S S E T H:

A.	Prior to the Closing Date, the Sellers have completed or caused to be completed the conversion of Nelson Bros. Ready Mix, Ltd., a Texas limited partnership (the “Limited Partnership”), from a Texas limited partnership to a Texas limited liability company under the name “Nelson Bros. Ready Mix, LLC” (“NBRM LLC”), by filing with the Secretary of State of the State of Texas (i) a Certificate of Conversion of the Limited Partnership and a Certificate of Formation of NBRM LLC, and (ii) such other ancillary documents as required in connection therewith, all in accordance with the Plan of Conversion (the “Conversion”).

B.	Prior to the Closing, the Prior R&R Owner, as the sole member of R & R Trucking LLC, a Texas limited liability company (“R&R LLC”), contributed all of the Ownership Interests held by the Prior R&R Owner in R&R LLC to NBRM LLC (the “R&R Contribution”), such that immediately following completion of the R&R Contribution, R&R LLC became, and as of the Closing Date, is a wholly-owned subsidiary of NBRM LLC, all in accordance with the R&R Contribution Agreement.

C.	Following the completion of the Conversion and the R&R Contribution, the Sellers, collectively, became, and as of the Closing Date, are all of the record and beneficial owners of all of the issued and outstanding Ownership Interests (the “Equity Interests”) of NBRM LLC, as set forth on Annex C.

D.	NBRM LLC and its Subsidiaries (including R&R LLC) (each an “Acquired Company” and collectively, the “Acquired Companies”), are in the business of concrete manufacturing, concrete production, concrete sales, and trucking for their concrete operations (including trucking of concrete, sand, rock, cement, and fly ash for use in concrete manufacturing and production) (the “Business”).

E.	Upon the terms set forth in this Agreement, the Sellers desire to sell, transfer, assign, convey and deliver to Purchaser, and Purchaser desires to purchase, acquire, assume and accept from the Sellers, all of the Equity Interests.

NOW, THEREFORE, in consideration of the premises, representations, warranties, and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.

DEFINITIONS

The terms defined in Annex A, whenever used herein, shall have the meanings set forth on Annex A for all purposes of this Agreement. The definitions in Annex A and the other definitional and interpretive matters in Annex A are incorporated into this Agreement as if fully set forth herein.

Article II.

PURCHASE AND SALE OF EQUITY INTERESTS; CONSIDERATION

2.1           The Transactions. On the terms and subject to the conditions set forth in this Agreement, in exchange for the Total Purchase Price, each Seller hereby sells, transfers, assigns, conveys and delivers to Purchaser, and Purchaser hereby purchases, acquires, assumes and accepts from such Seller, its respective Equity Interests (as set forth on Annex C), free and clear of all Liens.

2.2           Consideration.

(a)           The aggregate consideration payable by Purchaser for the Equity Interests shall be as follows (collectively, the “Total Purchase Price”):

(i)            $45,000,000.00 in cash, as adjusted pursuant to Section 2.2(b) (the “Cash Portion”), to be delivered pursuant to Section 3.2(a) to the Sellers;

(ii)           1,296,456 shares of PubCo Stock (rounded upwards or downwards to the nearest whole share) (the “Stock Consideration”), delivered pursuant to Section 3.3 to the Sellers in accordance with the Sellers Allocation set forth on Annex C; and

(iii)          the Earnout Amount, if and when earned.

(b)           At Closing, the Cash Portion shall be:

(i)            increased by the positive amount of the Estimated Closing Cash (or decreased by the negative amount of the Estimated Closing Cash);

(ii)           reduced by the Estimated Closing Indebtedness;

(iii)          reduced by the Estimated Transaction Expenses; and

(iv)          increased by the amount that the Estimated Closing Working Capital exceeds the Target Working Capital (or reduced by the amount that the Target Working Capital exceeds the Estimated Closing Working Capital).

(such amount of cash paid at Closing, the “Closing Cash Payment”).

2.3           Closing Date Purchase Price Adjustment; Estimated Closing Statement.

(a)           Prior to the Closing, the Sellers Representative has provided to Purchaser the following: (i) a balance sheet of each Acquired Company as of the Measurement Time (the “Estimated Closing Balance Sheet”); (ii) a statement (the “Estimated Closing Statement”) setting forth Sellers’ good faith estimate and reasonably detailed calculations of: (A) the Closing Cash (“Estimated Closing Cash”); (B) the Closing Working Capital (“Estimated Closing Working Capital”) and the amount determined pursuant to Section 2.2(b)(iv); (C) the Closing Indebtedness (“Estimated Closing Indebtedness”); (D) the Closing Transaction Expenses (“Estimated Transaction Expenses”), and (E) the Closing Cash Payment as determined in accordance with Section 2.2(b), in each case together with any information reasonably requested prior to Closing to support such calculations (such Estimated Closing Statement included true and correct wire transfer instructions (or other payment directions) for all Persons to be paid under Section 3.2 together with the amount payable to each such Person); and (iii) for all Estimated Transaction Expenses, copies of all final invoices or other evidence from each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to or otherwise due and owing or payable by or on behalf of the Acquired Companies. The Estimated Closing Indebtedness and the Estimated Closing Working Capital included reasonable detail and were prepared by the Sellers Representative in good faith. The Sellers Representative has prepared the Estimated Closing Working Capital in accordance with the Accounting Principles.

(b)           To the extent reasonably requested by Purchaser prior to the Closing in connection with Purchaser’s review of the Estimated Closing Statement and the calculations set forth therein, Sellers provided or caused to be provided to Purchaser and its authorized representatives reasonable access to: (i) the books and records, work papers, trial balances and other supporting information relating to the Estimated Closing Statement and the calculations set forth therein; and (ii) Sellers’ and the Acquired Companies’ personnel and accountants involved in the preparation of the Estimated Closing Statement.

2.4           Post Closing Date Purchase Price Adjustment.

(a)           Within 90 days after the Closing Date, Purchaser shall cause to be prepared and delivered to the Sellers Representative: (i) a balance sheet of each Acquired Company as of the Closing (the “Closing Balance Sheet”); and (ii) a statement (the “Adjustment Statement”) containing its determination and reasonably detailed calculations of (A) the Closing Cash, (B) the Closing Working Capital and the amount determined pursuant to Section 2.4(b)(iv), (C) the Closing Indebtedness, (D) the Closing Transaction Expenses and (E) the Aggregate Adjustment Amount as determined in accordance with Section 2.4(b). The Adjustment Statement and the components thereof shall be prepared in good faith in accordance with the Accounting Principles. If Purchaser does not timely deliver the Adjustment Statement as provided in this Section 2.4(a), then the Sellers Representative (on behalf of each Seller) may, in its sole discretion, by written notice to Purchaser delivered within 15 days after the expiration of such 90-day period, elect to prepare and deliver an Adjustment Statement within 30 days after delivery of such notice on the same terms and subject to the same standards set forth in this Section 2.4. If the Sellers Representative does so elect to prepare the Adjustment Statement, then all subsequent references in Section 2.4(c) and Section 2.4(d) to Purchaser shall be read to be references to the Sellers Representative and all subsequent references to the Sellers Representative shall be read to be references to Purchaser. In the event that neither Purchaser nor the Sellers Representative timely delivers an Adjustment Statement in accordance with this Section 2.4(a), the estimates and calculations set forth in the Estimated Closing Statement shall be deemed final, conclusive and binding upon the Parties and the Estimated Closing Statement shall be deemed to be the Final Statement, in each case for all purposes of this Agreement.

(b)           Subject to Section 2.4(c) and Section 2.4(d), the Total Purchase Price shall be adjusted as follows (such amount, whether positive or negative, is referred to as the “Aggregate Adjustment Amount”):

(i)            increased by the amount of the excess, if any, of the Closing Cash over the Estimated Closing Cash (or decreased by the excess, if any, of the Estimated Closing Cash over the Closing Cash);

(ii)           increased by the amount of the excess, if any, of the Estimated Closing Indebtedness over the Closing Indebtedness (or decreased by the amount of the excess, if any, of the Closing Indebtedness over the Estimated Closing Indebtedness);

(iii)          increased by the amount of the excess, if any, of the Estimated Transaction Expenses over the Closing Transaction Expenses (or decreased by the amount of the excess, if any, of the Closing Transaction Expenses over the Estimated Transaction Expenses); and

(iv)          increased by the amount of the excess, if any, of the Closing Working Capital over the Estimated Closing Working Capital (or decreased by the amount of the excess, if any, of the Estimated Closing Working Capital over the Closing Working Capital).

(c)            The Adjustment Statement (and the components thereof) delivered by Purchaser to the Sellers Representative shall be conclusive and binding upon the Parties unless the Sellers Representative, within 45 days after delivery to the Sellers Representative of the Adjustment Statement, notifies Purchaser in writing (the “Dispute Notice”) that the Sellers Representative disputes reasonably and in good faith any of the amounts set forth therein, specifying each item in dispute and the nature of the dispute and the basis therefor (the “Disputed Matters”). Within 30 days following delivery of a Dispute Notice (the “Review Period”), upon the Sellers Representative’s written request, Purchaser shall make available to the Sellers Representative and its authorized representatives copies of supporting documents and records used in preparing the Closing Balance Sheet and Adjustment Statement and Purchaser’s determinations of the Closing Balance Sheet, the Closing Cash, the Closing Working Capital and the amount determined pursuant to Section 2.4(b)(iv), the Closing Indebtedness, and the Closing Transaction Expenses, and, based thereon, the Aggregate Adjustment Amount, in each case, at reasonable times and upon reasonable notice following the delivery of the Adjustment Statement. Any items in the Adjustment Statement not specifically disputed in the Dispute Notice shall be final, conclusive and binding on the Parties. During the Review Period, Purchaser and the Sellers Representative shall attempt to resolve the Disputed Matters and, if the Parties so resolve all Disputed Matters, the Adjustment Statement (and the components thereof), as amended to the extent necessary to reflect the resolution of the Disputed Matters, shall be final, conclusive and binding on the Parties. If the Sellers Representative does not timely deliver a Dispute Notice to Purchaser, the Adjustment Statement delivered by Purchaser shall be deemed approved by the Parties and will be deemed final, conclusive and binding on the Parties.

(d)           If, at the conclusion of the Review Period, there are any remaining Disputed Matters, then either Purchaser or the Sellers Representative may provide written notice to the other that it elects to submit the amounts remaining in dispute to the Resolution Accountants for resolution. Each Party agrees to execute, if requested by the Resolution Accountants, a reasonable engagement letter, including customary indemnities. At the time of submission of such dispute to the Resolution Accountants, the Sellers Representative (on behalf of itself and the other Sellers) and Purchaser will be required to represent to each other in writing that such Party has no material business or familial relationship with the Resolution Accountants. Purchaser and the Sellers Representative hereby agree not to engage in any ex parte communications with the Resolution Accountants and to include such other Party in all such communications. The Resolution Accountants shall be authorized to select only the position as to each item in dispute as presented by either the Sellers Representative (on the one hand) or Purchaser (on the other hand), it being acknowledged and agreed that the Resolution Accountants may agree with the Sellers Representative on certain matters and Purchaser on other matters and therefore potentially resulting in a determination in the aggregate that differs from that proposed by both the Sellers Representative and Purchaser. In resolving any disputed item, the Resolution Accountants (A) shall be bound by the terms of this Agreement, including the definitions contained herein, and (B) shall not assign a value to any Disputed Matter greater than the greatest value for such Disputed Matter claimed by either Party or less than the smallest value for such item claimed by either Party. The Resolution Accountants, acting as accounting experts and not arbitrators, will resolve the Disputed Matters (and only the Disputed Matters) within 30 days after the date on which the Resolution Accountants are engaged or as soon thereafter as possible based solely on written submissions by Purchaser and the Sellers Representative and the terms of this Agreement, and not by independent review. The Resolution Accountants’ determination shall be set forth in a written statement delivered to Purchaser and the Sellers Representative and shall be final, binding and conclusive on the Parties. A judgment of a court of competent jurisdiction may be entered upon the Resolution Accountants’ determination. The terms “Closing Cash”, “Closing Working Capital”, “Closing Indebtedness”, “Closing Transaction Expenses” and “Aggregate Adjustment Amount” shall mean the definitive Closing Cash, Closing Working Capital, Closing Indebtedness, Closing Transaction Expenses and Aggregate Adjustment Amount agreed to (or deemed to be agreed to) by Purchaser and the Sellers Representative in accordance with Section 2.4(c) or resulting from the determinations made by the Resolution Accountants in accordance with this Section 2.4(d) (in addition to those items theretofore agreed to by Purchaser and the Sellers Representative) (collectively, the “Final Statement”).

(e)           The fees and expenses of the Resolution Accountants will be allocated and payable by Purchaser, on the one hand, and by Sellers, on the other hand, in proportion to the amounts by which the submissions of Purchaser and the Sellers Representative, respectively, differed from the Resolution Accountants’ final determination of such Disputed Matters, and Purchaser and the Sellers Representative shall instruct the Resolution Accountants to determine such proportions in the Resolution Accountants’ final determination pursuant to Section 2.4(d). For example, if the Sellers Representative challenges items underlying the calculation of Closing Working Capital in the net amount of $100,000, and the Resolution Accountants determine that the Sellers Representative has a valid claim for $40,000 of the $100,000, the Sellers Representative, on the one hand, shall bear 60% of the fees and expenses of the Resolution Accountants, and Purchaser, on the other hand, shall bear 40% of the fees and expenses of the Resolution Accountants.

(f)            Payment of Aggregate Adjustment Amount.

(i)            If the Aggregate Adjustment Amount is a positive amount of $50,000 or greater, then, in lieu of any cash payment by Purchaser to the Sellers Representative, the full amount of the Aggregate Adjustment Amount shall be applied against, and shall reduce the then-outstanding balance of the Buyer’s Credit (as defined in the Sand Supply Agreement) available to Purchaser under the Sand Supply Agreement, effective as of the date the Final Statement becomes final. Within five Business Days after the Final Statement becomes final, Purchaser shall deliver a written notice to the Sellers Representative setting forth the reduced balance of the Buyer’s Credit after giving effect to such application, which notice shall, without any further action by any Party, constitute an amendment to the Sand Supply Agreement to reflect such reduced balance. For the avoidance of doubt, no payment shall be due or payable by Purchaser (and no corresponding reduction shall be made to the Buyer’s Credit) if the Aggregate Adjustment Amount is a positive amount of less than $50,000.

(ii)           If the Aggregate Adjustment Amount is a negative amount of $50,000 or greater, then Purchaser and the Sellers Representative shall jointly instruct the Escrow Agent to pay to Purchaser from the Adjustment Escrow Fund all of such amount within two Business Days after the Final Statement becomes final. If the amount payable to Purchaser exceeds the amounts available in the Adjustment Escrow Fund, then the Sellers Representative shall pay Purchaser such excess amount from the Sellers Representative Fund Account via wire transfer of immediately available funds to the account specified by Purchaser within five Business Days after the Final Statement becomes final; provided, that to the extent the funds in the Sellers Representative Fund Account are insufficient, any such shortfall amount shall be paid to Purchaser directly by the Sellers in accordance with the Sellers Allocation. If the Aggregate Adjustment Amount is a negative amount of $50,000 or greater and any amount remains in the Adjustment Escrow Fund, after payment to Purchaser by the Escrow Agent of the amount payable to Purchaser, then Purchaser and the Sellers Representative shall, within two Business Days after the Final Statement becomes final, jointly instruct the Escrow Agent to release and pay to the Sellers Representative for further distribution to the Sellers in accordance with the Sellers Allocation, in accordance with the terms of the Escrow Agreement, any remaining amount in the Adjustment Escrow Fund. For the avoidance of doubt, no payment shall be due or payable by the Sellers Representative if the Aggregate Adjustment Amount is a negative amount of less than $50,000.

(iii)          Any such payments under this Section 2.4(f) shall be treated as an adjustment to the Total Purchase Price for all Tax purposes, to the maximum extent permitted by applicable Laws.

2.5           Earnout.

(a)           Sellers shall be eligible to receive deferred consideration in an aggregate amount of $18,000,000.00 (the “Earnout Amount”), as determined in accordance with this Section 2.5. If the TTM Materials Spread at the end of any calendar quarter during the Earnout Period (beginning with the first full calendar quarter ending after the Closing Date) is equal to or greater than $47,533,284.00 (the “Materials Spread Target”), then Purchaser shall pay to Sellers the Earnout Amount in accordance with Section 2.5(c). The Acquired Companies shall be required to achieve the Materials Spread Target only once during the Earnout Period, and the Earnout Amount shall be deemed fully earned as of the date such Materials Spread Target is first achieved. If the Acquired Companies fail to achieve the Materials Spread Target prior to the end of the Earnout Period, then the Earnout Amount will not have been earned and will not be owed or payable (and will be forfeited). For the avoidance of doubt, if the Earnout Amount is not earned, neither Purchaser nor any of its Affiliates shall have any further obligation with respect to the Earnout Amount. The calculation of Materials Spread and TTM Materials Spread shall be determined in accordance with Annex D.

(b)           Within 45 days after the end of any full calendar quarter during the Earnout Period that Purchaser believes the Materials Spread Target has been achieved, Purchaser shall provide the Sellers Representative with a written statement (the “Earnout Statement”) setting forth in reasonable detail its good faith calculation of the TTM Materials Spread, calculated in accordance with Annex D. Sellers shall have the right to review the Earnout Statement and shall notify Purchaser in writing within 30 days after receiving the Earnout Statement, which notice shall set forth in reasonable detail the basis for any objection and shall provide supporting information and calculations with respect thereto. The Parties shall cooperate in good faith to reach agreement on the disputed items or amounts, if any. Any items in the Earnout Statement not disputed by Sellers in writing within 30 days after receipt of the Earnout Statement will be deemed agreed to by the Parties. If no timely written objection by the Sellers Representative has been given, the Earnout Statement, as prepared by Purchaser, and as adjusted pursuant to any agreement between the Parties, will be conclusive, final and binding on the Parties (the “Final Earnout Statement”). If the Parties are unable to reach an agreement regarding the Earnout Statement and any resulting Earnout Amount, then Sellers will retain the right to dispute the Earnout Statement and any resulting Earnout Amount in the same manner as set forth in and otherwise in accordance with the dispute resolution provisions of Section 2.4(d) and Section 2.4(e) as if such provisions were incorporated into and set out in this Section 2.5(b). For the avoidance of doubt, any disputes arising under this Section 2.5(b) shall be resolved exclusively in accordance with Section 2.4(d) and Section 2.4(e).

(c)           Within 60 days after the determination of any Final Earnout Statement in accordance with Section 2.5(b) that reveals that the Earnout Amount is to be paid, Purchaser shall pay to Sellers the Earnout Amount in cash in accordance with the Sellers Allocation; provided, that Purchaser may elect to satisfy the Earnout Equity Portion by issuing Earnout Securities in accordance with Section 2.5(d).

(d)           Earnout Securities.

(i)            Notwithstanding anything herein to the contrary, Purchaser may, in its sole election, upon written notice delivered to the Sellers Representative no later than 10 Business Days after any Final Earnout Statement reveals that the Earnout Amount is to be paid, satisfy up to 50% of the Earnout Amount then due (the “Earnout Equity Portion”) by issuing, or causing to be issued, to the Sellers (pro rata in accordance with the Sellers Allocation) the applicable number of PubCo Stock (the “Earnout Securities”), with an aggregate value equal to the Earnout Equity Portion in lieu of cash, and paying the balance of the Earnout Amount in cash in accordance with Section 2.5(c); provided, however, that to the extent that any issuance of the Earnout Securities would require stockholder approval under Nasdaq Listing Rule 5635(a) (or the rules or regulations of any other stock exchange on which PubCo’s securities are then listed) and such approval has not been obtained, in lieu of issuing such Earnout Securities, Purchaser shall elect to pay such portion of the Earnout Amount in cash in accordance with Section 2.5(c); provided, further, that in no event shall PubCo issue any Earnout Securities pursuant to the Transactions if the issuance would exceed (A) the aggregate number of shares that PubCo may issue in the Transactions in compliance with PubCo’s obligations under the rules or regulations of Nasdaq (or any other stock exchange on which PubCo’s securities are then listed) or (B) 9.99% of the issued and outstanding shares of PubCo Stock.

(ii)           The number of Earnout Securities shall be equal to (A) the Earnout Equity Portion, divided by (B) the Average Closing Price; provided, that if at any time during the period between the final day of the Earnout Period and the issuance of the Earnout Securities, any change in the outstanding PubCo Stock shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange, redemption, or readjustment of shares, or any stock dividend or distribution paid in PubCo Stock, the Earnout Securities shall be appropriately adjusted to reflect such change. PubCo, on behalf of Purchaser, shall deliver or cause to be delivered to the Sellers Representative a copy of a transfer agent letter, duly executed by an authorized signatory of PubCo, directing that the Earnout Securities be issued in the name of the applicable Seller in book-entry form bearing any required restrictive legends. PubCo, on behalf of Purchaser, shall instruct its transfer agent to issue the Earnout Securities and provide confirmation of such issuance in book-entry form to the Sellers Representative within 10 Business Days thereof, and no fractional PubCo Stock shall be issued as Earnout Securities. If applicable, the Sellers shall be entitled to receive Earnout Securities equal to the nearest whole PubCo Stock (rounded upwards or downwards).

(e)           Subject to the terms of this Agreement and the Transaction Documents, the Parties acknowledge and agree that, from and after the Closing, the management and operations of the Acquired Companies and their business will be at Purchaser’s (and its Affiliates, including the Acquired Companies) sole discretion. Purchaser and its Affiliates (including the Acquired Companies) shall have no obligation to operate the Business in a manner solely because it is necessary or intended to achieve the Earnout Amount or to maximize the amount of the Earnout Amount. The Parties understand and acknowledge that, following the Closing, acting commercially reasonably, (i) Purchaser shall have all necessary authority to alter or change the manner in which the Acquired Companies conduct or operate their business, manage day-to-day operations, approach the market, and incentivize employees or attract and retain customers or suppliers, and (ii) none of the Sellers nor any of their Affiliates will have any right to claim any lost Earnout Amount or other damages as a result of such decisions; provided, however, Purchaser and its Affiliates shall not take any action with respect to the Acquired Companies or the operation of the Business that is for the sole purpose of intentionally avoiding or reducing the Earnout Amount.

(f)            The Parties acknowledge and agree that (i) the future performance of Purchaser, the Acquired Companies and their respective Affiliates is subject to significant business, economic and competitive uncertainties, contingencies, and normal business disruption necessary to integrate each Acquired Company and its business with and into Purchaser and its Affiliates and their respective businesses, (ii) actual results of Purchaser, the Acquired Companies and their respective Affiliates may vary from anticipated results, and (iii) there is no assurance, agreement or guarantee that the Earnout Amount will be achieved.

(g)           Any payment made pursuant to this Section 2.5 shall be treated as part of the Total Purchase Price for all Tax purposes, to the maximum extent permitted by applicable Law (it being acknowledged that a portion of the Earnout Amount (if any) may be required to be treated as interest pursuant to Section 483 of the Code and other applicable Tax Law).

(h)           Notwithstanding anything contained herein to the contrary, in the event that (i) any Buyer’s Credit still exists at the time that the Earnout Amount is due and payable hereunder pursuant to Section 2.5(c), or (ii) any other amount is due and payable by Sellers to Purchaser hereunder, Purchaser shall have the right to deduct and offset all or any portion of the Buyer’s Credit or such other amount due and payable hereunder against the Earnout Amount, after Sellers have failed to pay such amount when due and have not cured such failure within 10 Business Days after receiving written notice thereof from Purchaser, by providing written notice to Sellers Representative of such election, and Sellers shall forfeit their right to receive an amount of the Earnout Amount equal to the amount so deducted and offset.

2.6           Tax Treatment; Purchase Price Allocation.

(a)           The Parties agree that for U.S. federal income Tax purposes the sale of the Equity Interests shall be treated in accordance with IRS Revenue Ruling 99-6, Situation 2, such that, as to Purchaser, such sale is treated as a taxable purchase of all of the assets of NBRM LLC, and as to the Sellers, as a sale of partnership interests in NBRM LLC, with the Total Purchase Price allocated among the assets of the Acquired Companies for all applicable income Tax purposes such that each asset is allocated a portion of the Total Purchase Price equal to the applicable fair market value of such asset.

(b)           Within 60 days following the determination of the Final Statement, Purchaser shall deliver to the Sellers Representative a proposed allocation of the consideration for the assets of the Acquired Companies (as determined for federal income Tax purposes) among the assets of the Acquired Companies in accordance with Code Section 1060 and any analogous provisions of applicable Law (the “Proposed Tax Allocation”). The Sellers Representative shall have 45 days following its receipt of the Proposed Tax Allocation to propose any changes or indicate its concurrence therewith, and Purchaser shall consider any changes proposed by the Sellers Representative in good faith and shall provide a written response to any proposed changes within 15 days. If the Sellers Representative does not propose written changes to Purchaser by the 45th day after its receipt of the Proposed Tax Allocation, Purchaser’s Proposed Tax Allocation shall be deemed approved by the Sellers Representative. If the Sellers Representative does not concur with the Proposed Tax Allocation, Purchaser and the Sellers Representative will, for a period not to exceed 90 days, negotiate in good faith and attempt to reach agreement on the allocation of the Total Purchase Price among the assets in a manner consistent with Code Section 1060 and the applicable Treasury Regulations. If Purchaser and the Sellers Representative reach agreement on such allocation or Purchaser’s Proposed Tax Allocation shall be deemed approved by the Sellers Representative (the “Final Allocation”), the Final Allocation shall be reflected on a completed IRS Form 8594 (and all other Tax Returns as applicable), which form shall be timely filed separately by Purchaser and Sellers with the IRS pursuant to the requirements of Code Section 1060(b). If Purchaser and the Sellers Representative do not reach an agreement on the Final Allocation within 90 days after the date of Purchaser’s delivery of the Proposed Tax Allocation, Purchaser and Sellers will each prepare their own allocation of the Total Purchase Price among the assets to be used by such Party and its Affiliates, provided, that such allocation is reasonable and in accordance with Code Section 1060 and the applicable Treasury Regulations. Purchaser and Sellers also shall allocate and report any adjustments to the Total Purchase Price in accordance with Treasury Regulations Section 1.1060-1(e), and any allocations made as a result of such adjustments shall become part of such Final Allocation. Each Party shall promptly notify the other upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Final Allocation or separate allocation made by the Parties as provided herein, as the case may be.

2.7           Withholding. Purchaser, any agent of Purchaser or the Escrow Agent shall be entitled to deduct and withhold from amounts otherwise payable to any Seller pursuant to this Agreement such amounts as are required by applicable Tax Law to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, however, that, prior to deducting or withholding any amount (other than amounts taxable as wages) from any such payments made after the Closing Date, the Person intending to withhold shall provide reasonable prior notice to the payee in writing that such Person intends to so deduct or withhold. To the extent that amounts are so withheld and timely paid to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to any Seller or other payee in respect of which such deduction and withholding was made.

Article III.

CLOSING

3.1           Closing Date. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall occur concurrently with the execution and delivery of this Agreement and the Transaction Documents via exchange of executed signature pages by electronic means (including email of documents in portable document format (.pdf)) with original documents being exchanged contemporaneously with or promptly after the Closing where applicable and necessary (the “Closing Date”). Except as otherwise expressly provided herein, all actions to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously, and no action will be deemed to have been taken nor documents executed or delivered until all have been taken, executed, and delivered.

3.2           Payments on the Closing Date. At the Closing, on the terms and subject to the conditions set forth herein, in consideration of the sale of the Equity Interests, Purchaser shall deliver or cause to be delivered, the following:

(a)           to the Sellers Representative, by wire transfer of immediately available funds, an amount equal to the Closing Cash Payment as follows:

(i)            an amount equal to the Sellers Representative Fund Amount deposited into the Sellers Representative Fund Account; and

(ii)           the remaining amount of the Closing Cash Payment deposited into one or more accounts as designated by the Sellers Representative in the Estimated Closing Statement to be further distributed to Sellers in accordance with the Sellers Allocation;

(b)           payment to third parties by wire transfer of immediately available funds (in accordance with the wire instructions set forth in the Estimated Closing Statement) that amount of money due and owing from the applicable Acquired Company to each such third party for Estimated Transaction Expenses (other than the cost of the R&W Insurance Policy) as set forth on the Estimated Closing Statement;

(c)           to the payees identified in the Pay-Off Letters, in accordance with the terms thereof, the amounts set forth therein in respect of each Acquired Company’s Indebtedness, which, in the aggregate, shall not exceed the aggregate amount of the Indebtedness of the Acquired Companies;

(d)           payment to the Escrow Agent by wire transfer of immediately available funds (in accordance with the wire instructions set forth in the Estimated Closing Statement) an amount equal to the Adjustment Escrow Amount, into a segregated account established and maintained at the Escrow Agent pursuant to the Escrow Agreement (the “Adjustment Escrow Fund”);

(e)           payment to the Escrow Agent by wire transfer of immediately available funds (in accordance with the wire instructions set forth in the Estimated Closing Statement) an amount equal to the Retention Escrow Amount, into a segregated account established and maintained at the Escrow Agent pursuant to the Escrow Agreement (the “Retention Escrow Fund”); and

(f)            payment to the R&W Insurance Provider by wire transfer of immediately available funds of all costs and expenses related to the R&W Insurance Policy.

3.3           Issuance and Delivery of Stock Consideration. Promptly following the Closing, but in no event later than five Business Days following the Closing, Purchaser shall deliver or cause to be delivered to Sellers (as allocated in accordance with the Sellers Allocation and to the accounts designated by Sellers) via digital or electronic transfer, a portion of the Stock Consideration equal to 515,644 shares of PubCo Stock (“Closing Shares”), and the Purchaser shall hold back and retain custody of the balance of the Stock Consideration, being 780,812 shares of PubCo Stock (the “Holdback Shares”) (and any book-entry positions or other evidence thereof), and shall not deliver, make available or release the Holdback Shares to Sellers unless and until the Buyer’s Credit has been fully exhausted and the balance of any such Buyer’s Credit is nil, all in accordance with the terms and conditions set forth in the Sand Supply Agreement without breach or violation thereof (the “Holdback Delivery Conditions”). At the Closing, each Seller shall deliver to Purchaser a stock power executed in blank with respect to such Seller’s portion (determined in accordance with the Sellers Allocation) of the Holdback Shares (the “Holdback Blank Stock Powers”), to be held by Purchaser and used solely to effect any return of the Holdback Shares to Purchaser (or its designated Affiliate, including PubCo) in accordance with this Section 3.3 or the Sand Supply Agreement. No later than 10 Business Days following the satisfaction in full of the Holdback Delivery Conditions, Purchaser shall deliver or cause to be delivered the Holdback Shares (and evidence thereof) to Sellers (as allocated in accordance with the Sellers Allocation) via digital or electronic transfer to the accounts designated by Sellers. For the avoidance of doubt, Purchaser shall have no duty or obligation to deliver or cause to be delivered any portion of the Holdback Shares unless and until the Holdback Delivery Conditions have been satisfied in full, and during the period from the Closing until such time as the Holdback Delivery Conditions have been satisfied in full (the “Holdback Period”), Sellers shall have no right to transfer, dispose of, encumber or otherwise permit or allow any Lien to be placed on the Holdback Shares. If, at any time during the Holdback Period, a breach, violation or an event of default has occurred under the Sand Supply Agreement, then, upon written notice from Purchaser to the Sellers Representative, (i) each Seller shall, within five Business Days after such notice, be deemed to have surrendered and delivered back, without any further action by any Party, to Purchaser (or its designated Affiliate, including PubCo) such Seller’s portion (determined in accordance with the Sellers Allocation) of the Holdback Shares, free and clear of all Liens (other than restrictions arising under applicable securities Laws), and (ii) the then-outstanding balance of the Buyer’s Credit owed to Purchaser under the Sand Supply Agreement shall automatically be reduced by an amount equal to the aggregate value of the Holdback Shares deemed returned, with such value calculated using the Average Closing Price; provided, that in no event shall the Buyer’s Credit be reduced below zero. Upon any such deemed return, the Holdback Shares so returned shall be cancelled and retired (or, at Purchaser’s election, held as treasury stock), and Sellers shall cease to have any rights with respect thereto. Following such deemed return, Purchaser shall deliver a written notice to the Sellers Representative setting forth the reduced balance of the Buyer’s Credit after giving effect to such deemed return, which notice shall, without any further action by any Party, constitute an amendment to the Sand Supply Agreement to reflect such reduced balance. The Parties shall execute and deliver such instruments of transfer, stock powers and other documents (including, for the avoidance of doubt, the Holdback Blank Stock Powers), and take such further actions, as may be reasonably necessary to effect the foregoing transfer of the Holdback Shares back to Purchaser (or its designated Affiliate, including PubCo), if any.

3.4           Sellers’ Deliveries on the Closing Date. At the Closing, Sellers shall deliver (or cause to be delivered) the following:

(a)            the notices, consents, approvals, Orders and authorizations of, or registrations, declarations or filings with, any Person or Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the Transactions, that are listed on Schedule 4.4(b);

(b)           counterpart signature page to the Membership Interest Assignment Agreement, duly executed by each NBRM Seller with respect to the Equity Interests;

(c)           counterpart signature page to the Escrow Agreement, duly executed by the Sellers Representative;

(d)           counterpart signature page to the Material Supply Agreement, duly executed by the counterparty named therein;

(e)           counterpart signature page to the Sand Supply Agreement, duly executed by the supplier named therein;

(f)            an IRS Form W-9 completed by each Seller (or if such Seller is a disregarded entity for tax purposes, with respect to such Seller’s regarded owner);

(g)           counterpart signature page to the Seller Lease Agreements, duly executed by each landlord named therein;

(h)           landlord waivers with respect to the Seller Lease Agreements;

(i)            certificates dated as of a date not earlier than the fifth Business Day prior to the Closing Date as to the good standing and payment of all applicable Taxes by each Acquired Company, executed by the appropriate official of the state of its organization and each jurisdiction in which such Acquired Company is licensed or qualified to do business;

(j)            duly executed payoff letters from each holder of Closing Indebtedness set forth on Schedule 4.6(a), reflecting the amount required in order to pay in full any such Closing Indebtedness and providing that upon payment in full of the amounts indicated thereon (A) all Liens of such Persons in and to the properties and assets of any Acquired Company shall be irrevocably terminated and of no further force and effect or (B) any Acquired Company or Purchaser shall be permitted to file, or cause its representatives to file, (i) the appropriate UCC financing amendments (termination statements) to irrevocably terminate and release all Liens of such Persons in and to the properties and assets of any Acquired Company (the “Pay-Off Letters”) and (ii) all instruments and documents necessary to release any and all Liens on the properties and assets of any Acquired Company, including appropriate UCC financing statement amendments (termination statements);

(k)           evidence that a UCC-3 financing statement amendment (partial termination) has been filed with the Secretary of State of the State of Texas by or on behalf of Pathward, National Association, as secured party, releasing the Equity Interests from the financing statement filed against JAO, LLC;

(l)            a certificate of an officer of each Seller certifying (i) the resolutions of the board of directors or board of managers of the Acquired Companies and each Seller (as applicable) approving the execution and delivery of this Agreement and the Transactions, and (ii) that attached thereto are true and complete copies of each Acquired Company’s Organizational Documents, as amended and/or restated and in effect as of immediately prior to the Closing;

(m)          written resignations, effective as of the Closing, of each of the officers and managers of each Acquired Company in their capacities as such;

(n)           (i) an accredited investor questionnaire and (ii) a lock-up agreement, in each case, completed and executed by each Seller, in form and substance acceptable to Purchaser;

(o)           evidence reasonably satisfactory to Purchaser that each of the Tail Policies and the Cyber Policy are in full force and effect as of the Closing;

(p)           a domain name assignment agreement, duly executed by each applicable Seller or its Affiliate, in form and substance acceptable to Purchaser;

(q)           the Holdback Blank Stock Powers as set forth in Section 3.3; and

(r)            such other documents as Purchaser may reasonably request.

3.5           Purchaser Deliveries on the Closing Date. At the Closing, Purchaser shall deliver (or cause to be delivered) the following:

(a)           to the recipients thereof, each of the payments set forth in Section 3.2 in accordance with the Estimated Closing Statement;

(b)           to the Sellers, the Closing Shares in accordance with Section 3.3 (with the Holdback Shares to be issued, held back and delivered as set forth in Section 3.3); and

(c)           to the Sellers Representative:

(i)            counterpart signature page to the Membership Interest Assignment Agreement with respect to the Equity Interests, duly executed by Purchaser;

(ii)           counterpart signature page to the Escrow Agreement, duly executed by Purchaser and the Escrow Agent;

(iii)          counterpart signature page to the Material Supply Agreement, duly executed by the Acquired Companies or Purchaser, as applicable;

(iv)          counterpart signature page to the Seller Lease Agreements, duly executed by an Acquired Company or Purchaser, as applicable;

(v)           counterpart signature page to the Sand Supply Agreement, duly executed by NBRM LLC;

(vi)          a certificate of an officer of Purchaser certifying as to (i) the resolutions of the sole member of Purchaser approving the execution and delivery of this Agreement and the transactions contemplated by this Agreement and (ii) an incumbency and signature certificate regarding the officer(s) signing this Agreement; and

(vii)         evidence that the R&W Insurance Policy has been bound by the R&W Insurance Provider.

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby jointly and severally represents and warrants to Purchaser that the following representations and warranties are true and correct as of the Closing Date; provided, that with respect to any representation or warranty that relates solely to a Seller and not to any Acquired Company or to the Business, each Seller makes such representation or warranty solely with respect to itself:

4.1           Organization and Good Standing.

(a)           Each Seller, if not an individual, is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation or organization. Each such Seller is duly qualified or authorized to do business under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization.

(b)           Each Acquired Company is an entity duly incorporated or formed, validly existing and in good standing under the Laws of the State of Texas, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. Each Acquired Company is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization (each such jurisdiction is set forth on Schedule 4.1(b)), and such jurisdictions constitute all of the jurisdictions in which the ownership, lease or operation of properties and the conduct of the Business requires such qualification. Sellers have delivered to Purchaser true, complete and correct copies of each Acquired Company’s Organizational Documents as in effect on the Closing Date. Such Organizational Documents are in full force and effect, and the Acquired Companies are not in breach or violation of any provision of their respective Organizational Documents.

4.2           Subsidiary. R&R LLC is the only Subsidiary of NBRM LLC, and NBRM LLC owns, directly or indirectly, of record and beneficially, all Ownership Interests of R&R LLC, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws and the Organizational Documents of the Acquired Companies), and all such Ownership Interests are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such Ownership Interests). R&R LLC does not: (a) have and has never had any Subsidiary; and (b) own or hold the right to acquire, directly or indirectly, any Ownership Interest in any other Person.

4.3           Authorization of Agreement; Ownership of the Acquired Companies.

(a)           Each Seller (i) if not an individual, has all requisite power and authority and has taken all corporate or other entity action, (ii) if an individual, has full legal capacity, power and authority, to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by such Seller, as applicable, in connection with the Transactions, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller is a party, and the consummation of the Transactions, have been duly authorized and approved by all requisite action on the part of the applicable Seller. This Agreement and the other Transaction Documents to which such Seller is a party have been duly and validly executed and delivered by each such Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement and each of the other Transaction Documents to which such Seller is a party constitutes the legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)           The Sellers are the sole record and beneficial owners of all of the issued and outstanding Equity Interests as set forth opposite each Seller’s name on Annex C, free and clear of any Liens (other than those restrictions on transfer arising under applicable securities Laws and the Organizational Documents of the Acquired Companies). The Equity Interests constitute 100% of the Ownership Interests of the Acquired Companies. All issued and outstanding Ownership Interests of each Acquired Company: (i) are duly authorized, validly issued, fully paid and nonassessable and (ii) were issued in compliance with all applicable securities Laws and not in violation of any preemptive rights, rights of first refusal or similar rights. No other Person owns or asserts ownership of any percentage interest, warrant, option, equity or other interest in any Equity Interests, including any right to receive any such Equity Interest upon the conversion, exercise or exchange of any other interest in such Equity Interests. Each Seller has all necessary or required power, authority and legal capacity to sell, convey, transfer, assign, and deliver its respective Equity Interests as provided in this Agreement and such delivery will convey to Purchaser, good, valid and marketable title to such Equity Interests, free and clear of any and all Liens, other than restrictions on transfer arising under applicable securities Laws and the Organizational Documents of the Acquired Companies.

(c)           No other Person owns or asserts ownership of any percentage interest, warrant, option, equity or other interest in the Equity Interests, including any right to receive any such Equity Interest upon the conversion, exercise or exchange of any other interest in the Acquired Companies. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights with respect to the Acquired Companies. There are no bonds, debentures, notes or other Indebtedness of the Acquired Companies having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which members (or other equity holders) of the Acquired Companies may vote. There are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Acquired Companies or any Seller is a party or is bound with respect to the voting or consent of any Ownership Interests of the Acquired Companies.

4.4           Conflicts; Consents of Third Parties.

(a)           Except as set forth on Schedule 4.4(a), none of the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions or compliance by the Sellers with any of the provisions of this Agreement and the Transaction Documents, will conflict with, or result in any violation or breach of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or give rise to any obligation of the Sellers to make any payment under, or give rise to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of any Acquired Company under any provision of (i) the Organizational Documents of any Acquired Company; (ii) any Contract or Permit to which any Acquired Company is a party or by which any of the properties or assets of any Acquired Company are bound; (iii) any Order applicable to any Acquired Company or by which any of the properties or assets of any Acquired Company are bound; or (iv) any applicable Law. All rights of first refusal, preemptive rights or similar restrictions, if any, under the Organizational Documents have been waived prior to the Closing Date with respect to the Equity Interests.

(b)           Except as set forth on Schedule 4.4(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of any Seller in connection with (i) the execution, delivery and performance of this Agreement and the Transaction Documents, the compliance by any Seller with any of the provisions of this Agreement and the Transaction Documents, the consummation of the Transactions or the taking by any Seller of any other action contemplated by this Agreement and the Transaction Documents, or (ii) the continuing validity and effectiveness immediately following the Closing of any Contract or Permit of any Acquired Company.

4.5           Financial Statements.

(a)           Sellers have delivered to Purchaser copies of: (i) the audited balance sheets and audited statements of operations and changes in partners’ capital and cash flows of NBRM LLC, as of and for the fiscal years ended December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025 (collectively, the “NBRM Audited Financial Statements”); (ii) the unaudited internally-prepared balance sheets and statements of income of R&R LLC as of and for the fiscal years ended December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025 (collectively, the “R&R Historical Financial Statements”); and (iii) the unaudited balance sheets of each Acquired Company as at March 31, 2026 (the “Interim Balance Sheet,” and such date being referred to as “Interim Balance Sheet Date”) and the related statements of income of each Acquired Company for the three month period then ended (such statements referred to in subsection (iii), the “Interim Financial Statements,” and, together with the financial statements referred to in subsections (i) and (ii) immediately above and attached hereto as Schedule 4.5(a), including the related notes and schedules thereto, are referred to herein collectively as the “Financial Statements”). The NBRM Audited Financial Statements and the Interim Financial Statements (other than, in each case, the Interim Financial Statements with respect to R&R LLC): (i) have been prepared in accordance with the books and records of NBRM LLC and in accordance with GAAP consistently applied by NBRM LLC without material modification of the accounting principles used in the preparation thereof (except as necessary to comply with GAAP), throughout the periods presented, and (ii) are complete in all material respects (as determined according to GAAP) and fairly present in all material respects the financial position, results of operations, and (excluding the Interim Financial Statements) cash flows of NBRM LLC as at the dates and for the periods indicated therein except, in the case of the Interim Financial Statements, for the absence of footnotes that if presented, would not contain disclosures that differ materially from those included in the audited financial statements and subject to immaterial normal recurring year-end adjustments. The R&R Historical Financial Statements and the Interim Financial Statements with respect to R&R LLC: (A) are complete in all material respects and have been prepared in good faith from, and are consistent with, the books and records of R&R LLC, and (B) fairly present in all material respects the financial position and results of operations of R&R LLC as at the dates and for the periods indicated therein, subject to (1) the absence of footnotes, statements of cash flow and statements of changes in equity, and (2) immaterial normal recurring year-end adjustments. The audited balance sheet of NBRM LLC as at December 31, 2025 is referred to herein as the “Balance Sheet” and December 31, 2025 is referred to herein as the “Balance Sheet Date.”

(b)           All books, records and accounts of each Acquired Company from which the Financial Statements and Estimated Closing Balance Sheet were derived are accurate and complete in all material respects, and are maintained in all material respects in accordance with reasonable business practice and all applicable Laws. Each Acquired Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and compliance with applicable Laws, including the FCPA; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. Except as described on Schedule 4.5(b), in the last three years, no auditor, officer or director or accountant of the Acquired Companies has received or otherwise had or obtained knowledge of any written, or, to the Knowledge of Sellers, oral complaint, allegation, assertion or claim, or any material weakness or significant deficiency, or any fraud, regarding the accounting or auditing practices, procedures, methodologies or methods of any Acquired Company or its internal accounting controls. The Acquired Companies have not engaged in any material respect in any business other than the Business.

(c)           No Acquired Company has made an assignment in favor of its creditors or a proposal in bankruptcy to its creditors or any class thereof or had any petition for a receiving order presented in respect of it. No Acquired Company has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of any Acquired Company or any of the property or assets of any Acquired Company, and no execution or distress has been levied upon any of the property or assets of any Acquired Company. No act or proceeding has been taken or authorized by or against any Acquired Company with respect to any merger, consolidation, arrangement or reorganization of, or relating to, any Acquired Company nor have any such proceedings been authorized by any other Person.

4.6           No Undisclosed Liabilities; Other Indebtedness.

(a)           No Acquired Company has Indebtedness or Liabilities other than those (a) incurred in connection with the Transactions, (b) specifically reflected in, fully reserved against or otherwise described in the Interim Balance Sheet or the notes thereto, (c) Liabilities incurred in the Ordinary Course of Business since the Interim Balance Sheet Date (none of which is a Liability relating to a Legal Proceeding or for breach of contract, tort, warranty, violation of Law, infringement, or misappropriation or is material to any Acquired Company), (d) any executory obligations arising under Material Contracts or other Contracts entered into in the Ordinary Course of Business (none of which is a Liability relating to a Legal Proceeding or for breach of contract, tort, warranty, violation of Law, infringement, or misappropriation), (e) that are immaterial to such Acquired Company, or (f) set forth on Schedule 4.6(a). Schedule 4.6(a) sets forth, in each case or instance of Indebtedness of the type referred to in clause (i) of the definition of “Indebtedness”, the (i) identity of such holder of Indebtedness and (ii) original and outstanding amounts. Giving effect to the Closing, the Acquired Companies will not have any outstanding Indebtedness, and all outstanding Indebtedness shall have been repaid at Closing pursuant to the Pay-Off Letters.

(b)           All Indebtedness listed on Schedule 4.6(b) has been paid in full, including any such Indebtedness that was reflected on the Balance Sheet and outstanding at the Balance Sheet Date, but paid in full prior to the Interim Balance Sheet, and (i) no asset of any Acquired Company is subject to any Lien with respect to such Indebtedness, (ii) all documents, notes, and other agreements executed in connection with such Indebtedness have terminated and (iii) no Acquired Company owes any amounts or has any other continuing Liabilities relating to such Indebtedness. Each Seller hereby irrevocably authorizes Purchaser, or its agent or designee, to file termination statements or other instruments terminating any Liens in favor of such Seller, as secured party, in respect of any Indebtedness set forth on Schedule 4.6(a) or Schedule 4.6(b).

4.7          Title to Assets; Sufficiency; Fair Consideration.(a)      Each Acquired Company (either individually or collectively, as applicable) has valid, marketable and legal title to, or valid and binding leasehold interest in, all of the assets used in or necessary for the Business as currently conducted, free and clear of all Liens other than Permitted Exceptions. No Seller or any of its Affiliates other than an Acquired Company owns any assets used in, or associated with, the Business. After giving effect to the Closing, the Acquired Companies will own or have the right to use all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable the Business to be conducted in the manner in which it is currently being conducted, and all such assets are sufficient for Purchaser to conduct the Business from and after the Closing Date without interruption and in the Ordinary Course of Business, as it has been conducted by the Acquired Companies. None of such assets requires material repairs or other maintenance, other than ordinary or routine maintenance and repairs that are not material in nature or cost (which, for purposes of this Agreement, shall include costs for any repairs to any particular piece of equipment that, individually or in the aggregate, exceed $10,000), and any maintenance or compliance records accurately reflect the condition of such assets as of the Closing Date. Neither the Sellers nor any Acquired Company has any legal obligation, absolute or contingent, to any other Person to sell any of such assets or to enter into any agreement with respect to any such assets. No Seller is entering into the Transactions with intent to hinder, delay or defraud either present or future creditors.

4.8           Absence of Certain Developments. Except with respect to the Conversion or the R&R Contribution, as expressly contemplated by this Agreement or as set forth on Schedule 4.8, since the Balance Sheet Date, (A) each Acquired Company has conducted its Business only in the Ordinary Course of Business, (B) there has not been any event, occurrence, fact, condition or change that has had, or could reasonably be expected to become, individually or in the aggregate, a Material Adverse Change, and (C) no Acquired Company has:

(a)           (i) increased the salary or other compensation of any director, manager, officer or Employee, except for annual raises granted in the Ordinary Course of Business, (ii) other than in the Ordinary Course of Business, granted any bonus, benefit or other direct or indirect compensation to any director, manager, officer, Employee or consultant, (iii) increased or modified the coverage or benefits available under any Plan, (iv) created any new Plan or terminated any Plan, or (v) entered into any employment, deferred compensation, equity, equity-based, or incentive compensation, severance, retention, change in control, special pay, consulting, non-competition or similar agreement or arrangement with any directors, managers, or officers of such Acquired Company, or Independent Contractors or Employees (or amended any agreement concerning the foregoing);

(b)           (i) issued, created, incurred, assumed, guaranteed, endorsed or otherwise became liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness; (ii) except in the Ordinary Course of Business, paid, repaid, discharged, purchased, repurchased or satisfied any Indebtedness of any Acquired Company; or (iii) modified the terms of any Indebtedness;

(c)           subjected itself to any Lien or otherwise encumbered or permitted, allowed or suffered to be encumbered, any of the properties or assets (whether tangible or intangible) of, or used by, any Acquired Company, except for Permitted Exceptions;

(d)           acquired any material properties or assets or sold, assigned, licensed, transferred, conveyed, leased or otherwise disposed of any of the material properties or assets of, or used by, any Acquired Company, other than for fair consideration in the Ordinary Course of Business;

(e)           entered into or agreed to enter into any merger or consolidation with any corporation or other entity, or engaged in any new business or invested in, made a loan, advance or capital contribution to, or otherwise acquired the securities, of any other Person;

(f)            canceled or compromised any debt or claim or waived or released any material right of any Acquired Company except in the Ordinary Course of Business;

(g)           made or entered into any commitment for capital expenditures or leasehold improvement of the Acquired Companies in excess of $10,000 individually, or $50,000 in the aggregate, except as set forth on Schedule 4.8(g);

(h)           entered into, modified or terminated any labor or collective bargaining agreement or, through negotiation or otherwise, made any commitment or incurred any Liability to any labor organization with respect to any Acquired Company, or recognized or certified any Union or group of employees as the bargaining representative for any Employees;

(i)            implemented or announced any personnel action that could trigger the WARN Act;

(j)            made (i) any material change in the nature of its products or services, or, (ii) other than in the Ordinary Course of Business, any material change in Product specifications or prices or terms of distributions of such Products or material change in its pricing, discount, allowance or return policies or grant any pricing, discount, allowance or return terms for any customer or supplier not in accordance in all material respects with such policies;

(k)           entered into any transaction or entered into, modified or renewed any Contract which by reason of its size, nature or otherwise is not in the Ordinary Course of Business;

(l)            except for transfers of cash pursuant to normal cash management practices in the Ordinary Course of Business, made any investments in or loans to, or paid any fees or expenses to, or entered into or modified any Contract with any Related Persons;

(m)          made a change in its accounting or Tax reporting principles, methods or policies;

(n)           (i) made, changed or revoked any material Tax election, or (ii) settled or compromised any material Tax claim or Liability or entered into a settlement or compromise with respect to material Taxes, in each case, with respect to the Business;

(o)           entered into any Contract that restrains, restricts, limits or impedes the ability of any Acquired Company to compete with or conduct the Business or line of business in any geographic area or solicit the employment of any persons;

(p)           waived or released any non-competition, non-solicitation, nondisclosure or other restrictive covenant obligation of any Employee, Former Employee, Independent Contractor, or former consultant or other individual service provider;

(q)           terminated, amended, restated, supplemented, abandoned or waived any rights under any (i) Material Contract, Real Property Lease or Personal Property Lease, other than in the Ordinary Course of Business and which is not material to any Acquired Company or (ii) Permit;

(r)            settled or compromised any pending or threatened Legal Proceeding or any claim or claims;

(s)           changed or modified its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other liabilities;

(t)            taken any action which may adversely affect the ability of the Parties to consummate the Transactions;

(u)           has experienced any damage, destruction or loss (whether or not covered by insurance) to its property or assets, including, without limitation, the Leased Real Property, in excess of $10,000;

(v)           other than in the Ordinary Course of Business or with respect to Legal Proceedings instituted by the Acquired Companies as set forth on Schedule 4.16, instituted or settled any Legal Proceeding or knowingly waived or released any rights or claims (A) with any Governmental Body, (B) for amounts which, individually or in the aggregate, exceed $50,000 (net of any amounts covered under the Acquired Companies’ insurance policies, other than self-insurance), or (C) where the settlement, waiver, or release involves injunctive or equitable relief against any Acquired Company (other than any immaterial injunctive or equitable relief that is merely incidental to a primary obligation for monetary damages);

(w)           made any loan, advance, or capital contribution to, or any investment in, any Person;

(x)            (i) issued, sold, pledged, transferred, disposed of or created any Lien (other than Permitted Exceptions or Liens that will be discharged contemporaneously with or prior to Closing) on (A) the Ownership Interests of any Acquired Company, (B) securities convertible into or exchangeable for any Ownership Interests in any Acquired Company, or (C) any rights, warrants, options, calls or commitments to acquire any Ownership Interests or equity interest in any Acquired Company, or (ii) split, combined, subdivided, reclassified or redeemed, or purchased or otherwise acquired, any of the Ownership Interests of any Acquired Company;

(y)           amended the Organizational Documents of any Acquired Company;

(z)            declared, set aside, made or paid any dividend or distribution (other than any such dividend or distribution in cash or cash equivalents), or redeemed or otherwise acquired any Ownership Interests of an Acquired Company;

(aa)         terminated, or accepted any resignation of, any executive, Employee, Independent Contractor, consultant, or other individual service provider with base annual compensation (or entitled to annual fees from either Acquired Company) in excess of $100,000;

(bb)         hired any Employee in a management role or otherwise hired any Employee or retained any Independent Contractor, consultant or other individual service provider, in each case, with base annual compensation (or entitled to annual fees from any Acquired Company) in excess of $100,000; or

(cc)         agreed to do anything or omitted to take an action (i) which would make any of the representations and warranties in this Agreement or any other Transaction Document untrue or incorrect in any material respect, (ii) that could be reasonably expected to have a Material Adverse Change, (iii) that would result in the occurrence of any of the foregoing, or (iv) to do or engage in any of the foregoing after the Closing Date.

4.9           Taxes.

(a)           (i) All Tax Returns required to be filed by or on behalf of each Acquired Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all respects; and (ii) all Taxes payable by or on behalf of any Acquired Company (whether or not shown on any Tax Return) have been fully and timely paid in full. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, each Acquired Company has made sufficient accruals for such Taxes in the Financial Statements and its books and records.

(b)           Each Acquired Company has complied with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws. Each Acquired Company has properly collected and paid all sales Taxes and similar Taxes required to be collected and paid in any jurisdictions where the Products and services are sold or used and has timely filed all Tax Returns with respect thereto.

(c)           Each Acquired Company has made available to Purchaser complete copies of (i) all federal, state, local and foreign Tax Returns of such Acquired Company relating to the taxable periods since the Lookback Date, and (ii) any audit report issued since the Lookback Date relating to any Taxes due from or with respect to such Acquired Company. Each Acquired Company has identified those Tax Returns that have been examined by the relevant Taxing Authority or with respect to which the statute of limitations has expired.

(d)           Schedule 4.9(d) lists (i) all types of Taxes paid, and all types of Tax Returns filed by or on behalf of each Acquired Company, and (ii) all of the jurisdictions that impose such Taxes or with respect to which any Acquired Company has a duty to file such Tax Returns, in each case with respect to the Acquired Companies. No written claim has been made by a Taxing Authority in a jurisdiction where any Acquired Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(e)           There are no audits or investigations by any Taxing Authority with respect to any Acquired Company in progress, nor has any Acquired Company received any notice in writing from any Taxing Authority that it intends to conduct such an audit or investigation. No issue has been raised by a Taxing Authority in any prior examination of any Acquired Company that, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(f)            There are no Liens, other than Liens that are Permitted Exceptions, as a result of any unpaid Taxes upon any of the assets of any Acquired Company.

(g)           All of the property of any Acquired Company and their respective Affiliates that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate Taxing Authority.

(h)           No Acquired Company has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Taxing Authority that relates to the Taxes or Tax Returns of any such Acquired Company. No power of attorney granted by any Acquired Company with respect to any Taxes is currently in force. No Acquired Company has executed or filed with any Taxing Authority any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax (other than the filing of an extension to file any Tax Return in ordinary course).

(i)            No Acquired Company has engaged in any “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (irrespective of the effective dates).

(j)            No Acquired Company is subject to a Tax holiday or Tax incentive or grant in any jurisdiction that based on applicable Law could be subject to recapture at or following the Closing.

(k)           Each Acquired Company has been at all times since the date of its formation properly classified as a partnership or disregarded entity, as the case may be, for U.S. federal income Tax purposes.

(l)            No Acquired Company will be required to include any item of income, or exclude any item of deduction, for any period after the Closing Date (determined with and without regard to the Transactions) as a result of (i) an installment sale transaction occurring before the Closing Date governed by Code Section 453 (or any similar provision of state, local or non-U.S. Tax Laws); (ii) a transaction occurring before the Closing Date reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts or deferred revenue; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); or (v) an agreement entered into with any Taxing Authority (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date.

(m)          No Acquired Company currently uses the cash method of accounting for income Tax purposes.

(n)           No Acquired Company has distributed stock of another Person, or had its stock distributed, in a transaction intended to be governed by Code Section 355 or 361.

(o)           No Acquired Company has ever been a member of an affiliated, consolidated, combined, unitary or aggregate group (including pursuant to Code Section 1502) or filed any Tax Return as a member of such group (other than a group in which any Acquired Company is or was the common parent).

(p)           No Acquired Company has any liability for Taxes of any other Person (i) under Treasury Regulations Section 1.1502-6 (or any similar Law), (ii) under any Tax sharing, allocation, indemnification or similar agreement or (iii) as a transferee or successor or as a result of contractual obligations.

(q)           Each Acquired Company that has been classified as a partnership for U.S. federal income tax purposes has timely and validly elected out of the centralized partnership audit regime under Code Section 6221(b) (and any analogous provision of applicable state or local Tax Law) for each taxable year during which such election was available. No Acquired Company has received any notice from a Taxing Authority challenging, revoking or proposing to revoke any such election.

(r)            Each Acquired Company was eligible for all employee retention credits claimed, and all such claims were properly calculated in accordance with Code Section 3134, Section 2301 of the CARES Act and all applicable IRS guidance. No Acquired Company has received any notice from a Taxing Authority challenging, denying or proposing to disallow or recapture any employee retention credit claimed by or on behalf of any Acquired Company.

4.10         Real Property.

(a)           No Acquired Company currently owns any real property, and, to the Knowledge of Sellers, no Acquired Company has owned any real property at any time prior to the Closing Date.

(b)           Schedule 4.10(b) sets forth a complete list of all real property and interests in real property leased by the Acquired Companies (such leases individually, a “Real Property Lease” and collectively, the “Real Property Leases” and such properties and interests in real property, each a “Leased Real Property”) as lessee, lessor, subtenant, licensor, licensee or occupant, including a description of each such Real Property Lease (including the address (including city, county, state and zip code) where such leased property is located, the name of the third party lessor, lessee, subtenant, licensor, licensee or occupant, the commencement date and expiration date of the lease, sublease license or occupancy agreement and all amendments, guaranties, renewals, extensions and other agreements with respect thereto). No Acquired Company is obligated under any leases, rights of first refusal, options to purchase, rights of occupancy or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein, except the Real Property Leases set forth on Schedule 4.10(b). Each Acquired Company has a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Exceptions. Each of the Real Property Leases is in full force and effect. Each Acquired Company has possession and quiet enjoyment of the premises under the Real Property Lease and there are no disputes between any Acquired Company and the other party to any Real Property Lease. There are no arrears of rent or other sums owed with respect to any Real Property Lease. There are no unpaid commissions due to or payable by any Acquired Company to any other Person becoming due after the Closing Date under the Real Property Leases.

(c)           With respect to each parcel of Leased Real Property:

(i)            The Acquired Companies have delivered to Purchaser true, complete and correct copies (including any and all schedules, annexes, exhibits, supplements and amendments) of any Real Property Leases affecting the Leased Real Property. Neither the Acquired Companies nor, to the Knowledge of Sellers, any other party thereto are in breach of or default under, and to the Knowledge of Sellers, no event has occurred that, with or without notice or lapse of time, or both would constitute breach of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under any Real Property Lease. The Acquired Companies have not received any notice from, or given any notice to, any other party to a Real Property Lease alleging that the applicable Acquired Company or such other party, as the case may be, is in default under such Real Property Lease, and no party to any Real Property Lease has exercised or retains any termination rights with respect thereto.

(ii)           Each Acquired Company has all certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation of each Leased Real Property, and each Acquired Company has fully complied with all material conditions of the Permits applicable to them or the Leased Real Property. No default or violation, or event that with or without notice or the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any Permit.

(iii)          (A) The Acquired Companies have not received written notice from a Governmental Body that any building, structure, facility or improvement located on the Leased Real Property (collectively, “Improvements”) fails to comply with valid and current certificates of occupancy or similar permits or that any Improvement does not conform with any applicable Law, including zoning laws; and (B) there does not exist any actual or, to the Knowledge of Sellers, threatened or contemplated condemnation or eminent domain proceedings that affect any Leased Real Property or any part thereof, and no Acquired Company has received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.

(iv)          No Acquired Company owns or holds, nor is any Acquired Company obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(v)           The Real Property Leases do not contain any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein except as disclosed on Schedule 4.10(c)(v).

(vi)          No Acquired Company has received any notice from any insurance company that has issued a policy with respect to any Leased Real Property requiring performance of any structural or other repairs or alterations to such Leased Real Property.

(vii)         No security deposit or portion thereof deposited with respect to any Real Property Lease has been applied (and remains deficient) in respect of a breach or default of payment of obligations under such Real Property Lease.

(viii)        All utilities (including water, sewer, gas, electricity, trash removal and telephone service) required for the operations of any Acquired Company at any Leased Real Property are available to and connected with the premises subject to the Real Property Leases in quantities (if any) necessary for the continued operation of such Business as such Business is currently conducted on the premises.

(ix)           All construction or renovation work done for any Seller or construction materials furnished to any Seller, with respect to any premises subject to a Real Property Lease, has been paid for in full or will be paid in full and discharged by the Closing Date in accordance with applicable Laws.

(x)            Subject to the respective terms and conditions in the applicable Real Property Lease, the applicable Acquired Company is the sole legal and equitable owner of the leasehold interest in the Leased Real Property free and clear of all Liens (other than Permitted Exceptions).

4.11         Personal Property.

(a)           Schedule 4.11(a) sets forth a list of all items of tangible assets and other personal property used in the Business. Each Acquired Company (collectively or individually) has good and marketable title to all of the items of personal property used in the Business, free and clear of any and all Liens, other than Permitted Exceptions. Schedule 4.11(a) sets out a complete and accurate list of all locations where the property and assets of each Acquired Company are situated.

(b)           Schedule 4.11(b) sets forth all leases of personal property (“Personal Property Leases”) relating to personal property used in the Business or to which any Acquired Company is a party or by which the properties or assets of any Acquired Company are bound. All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. The Sellers have delivered to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c)           Except as set forth on Schedule 4.11(c), the personal property owned and leased by the Acquired Companies: (i) has been maintained in all material respects in accordance with customary and reasonable business practices of such Acquired Company’s business, including with respect to regularly scheduled maintenance at regular service intervals, customary refurbishment, and consistent with manufacturer’s recommendations and the terms of any applicable lease agreements relating to such personal property, (ii) is in all material respects in good condition and repair, subject to normal wear and tear (including aging and ordinary course deterioration from regular use), ongoing repairs or refurbishments in the Ordinary Course of Business and obsolescence in the Ordinary Course of Business, and (iii) is suitable in all material respects for the purposes for which it is used. Each Acquired Company has a valid, binding and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee. Each of the Personal Property Leases is in full force and effect and no Acquired Company has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by any Acquired Company under any of the Personal Property Leases and, to the Knowledge of Sellers, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

4.12         Intellectual Property.

(a)           Schedule 4.12(a) sets forth an accurate and complete list of all Internet domain names, Patents, registered Marks, pending applications for registration of Marks, unregistered Marks, registered Copyrights, pending applications for registration of Copyrights, and material unregistered Copyrights (including Software) owned by the Acquired Companies or used in connection with the Business by the Acquired Companies and identifies the owner of each such Intellectual Property and each license, sublicense, agreement, or other permission that the Acquired Companies have granted to any third party with respect to any Intellectual Property used in connection with the Business (together with any exceptions). Schedule 4.12(a) lists (i) the jurisdictions in which each such item of Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed and (ii) the registration or application number and date, as applicable. All such Intellectual Property is valid, subsisting and enforceable. No interference, opposition, reissue, re-examination, post-grant review, or other Legal Proceeding is pending or, to the Knowledge of Sellers, threatened, in which the scope, validity, or enforceability of any such Intellectual Property is being, has been, or could reasonably be expected to be contested or challenged.

(b)           Except as set forth on Schedule 4.12(b), the Acquired Companies are the sole and exclusive owner of all right, title and interest in and to all Intellectual Property necessary for the operation of the Business as presently conducted, free and clear of all Liens or obligations to others. The Acquired Companies have valid and continuing rights to use, sell and license, as the case may be, all other Intellectual Property and Technology related to or used in connection with the Business as the same is used, sold and licensed in the Business as presently conducted and proposed to be conducted by the Acquired Companies as of the Closing Date, free and clear of all Liens or obligations to others. The consummation of the Transactions will not result in the loss or impairment of Purchaser’s right to own or use any such Intellectual Property or Technology.

(c)           The Intellectual Property and Technology, the design, development, manufacturing, licensing, marketing, distribution, offer for sale, sale or use or maintenance of any Products and services in connection with the Business as presently and as currently proposed to be conducted, and the present and currently proposed business practices, methods and operations of the Acquired Companies do not infringe, constitute an unauthorized use of, misappropriate, dilute or violate any Intellectual Property or other right of any Person, and there are no pending or threatened claims against any Acquired Company regarding any of the foregoing. To the Knowledge of Sellers, since the Lookback Date, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, in any material respect, any Intellectual Property owned or licensed by the Acquired Companies and necessary for the operation of the Business.

(d)           No Trade Secret has been disclosed by the Acquired Companies to any Person other than pursuant to a confidentiality or non-disclosure agreement or other legally binding obligation of confidentiality or non-disclosure. Each Acquired Company has taken adequate security measures to protect the secrecy, confidentiality and value of all the Trade Secrets, which measures are reasonable in the industry in which such Acquired Company operates. Each Acquired Company has executed valid written agreements with all Persons who have contributed to the development of Intellectual Property necessary for or used in the operation of the Business pursuant to which each such Person has assigned to the Acquired Companies all of their rights in and to such Intellectual Property.

(e)           The information technology systems of each Acquired Company, including the relevant Software and Hardware, are adequate in all material respects for the Business as presently conducted and as proposed to be conducted by the Acquired Companies as of the Closing. No information technology systems of any Acquired Company have suffered any material failure since the Lookback Date. To the Knowledge of Sellers, the information technology systems are reasonably secure against intrusion. To the Knowledge of Sellers, no Acquired Company has suffered any security breaches since the Lookback Date that have resulted in a third party obtaining access to any Confidential Information of the Acquired Companies or any of their customers or suppliers or otherwise relating to the Business.

(f)            Each Acquired Company is in compliance in all material respects with its posted privacy policies and all applicable Laws relating to personally identifiable information. Since the Lookback Date, no Acquired Company has received any written complaint regarding the collection, use or disclosure of personal information. To the Knowledge of Sellers, no Acquired Company has experienced any breach of security or unauthorized access by third parties to personal information in such Acquired Company’s possession, custody or control.

4.13         Material Contracts.

(a)           Schedule 4.13(a) sets forth, by reference to the applicable subsection of this Section 4.13(a) , all of the following Contracts to which any Acquired Company is a party and for which there are continuing obligations as of or following the Closing Date or by which any Acquired Company or any Acquired Company’s assets or properties are bound (collectively, the “Material Contracts”):

(i)            Contracts with any current or former officer, director, equity holder, manager, member or Affiliate of any Acquired Company;

(ii)           each Contract with a Significant Customer or a Significant Vendor;

(iii)          each Government Contract;

(iv)          each Contract requiring expenditures by any Acquired Company after the Closing Date in the aggregate amount of at least $50,000 per annum;

(v)           each Contract relating to the Leased Real Property including the Real Property Leases;

(vi)          each Contract pursuant to which any Acquired Company is a lessor or a lessee of any personal property, or holds or operates any tangible personal property owned by another Person;

(vii)         Contracts with any Union;

(viii)        Contracts for the sale of any of the assets of any Acquired Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;

(ix)           Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(x)            Contracts containing: (A) covenants of any Acquired Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any Person or (B) covenants of any other Person not to compete with any Acquired Company in any line of business or in any geographical area or not to solicit or hire any Person;

(xi)           Contracts relating to the acquisition (by merger, purchase of equity or assets or otherwise) by any Acquired Company of any operating business or material assets or the capital stock of any other Person;

(xii)          Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of any Acquired Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(xiii)         Contracts (A) providing for payments by or to any Acquired Company in excess of $25,000 in any fiscal year or $50,000 in the aggregate during the term thereof or (B) that involve delivery of 5,000 yards or more of product;

(xiv)         Contracts providing for severance, retention, any bonus, change in control or other similar payments;

(xv)          Contracts for the employment of any individual on a full-time, part-time or consulting or other basis: (A) that requires notice of termination or is not terminable at will or (B) that provides for any severance or termination payment, in each case, excluding offer letters whereby any Acquired Company employs an individual on an “at-will” basis that are terminable without prior notice or penalty;

(xvi)         any Contract for the services of any Independent Contractor or consultant of any Acquired Company;

(xvii)        each Contract that contains a change of control provision;

(xviii)       each Contract between any Acquired Company, on the one hand, and an Affiliate of such Acquired Company, on the other hand;

(xix)          management Contracts and Contracts with Independent Contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(xx)          each Contract under which any Acquired Company is obligated to incur any change of control payments pursuant to a Plan;

(xxi)         each Contract that relates to the settlement or compromise of any Legal Proceeding pursuant to which any Acquired Company is obligated to (A) provide payment or payments after the Closing Date in excess of $100,000 or (B) satisfy any material non-monetary obligations;

(xxii)        each Contract, the breach or termination of which by any party thereto would, individually or in the aggregate, be material to any Acquired Company;

(xxiii)       outstanding Contracts of guaranty, surety or indemnification, direct or indirect, by any Acquired Company; and

(xxiv)       all Contracts obligating any Acquired Company to provide or obtain products or services for a period of one year or more or containing any minimum purchase requirements, take-or-pay provisions, exclusivity requirement, exclusive-dealing provision, requirements contracts or any “most-favored nation”, “most favored pricing” or similar clause in favor of any Person.

(b)           Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Sellers, of the other parties thereto and enforceable against each of them in accordance with its terms and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise set forth on Schedule 4.13(b), continue in full force and effect without penalty or other adverse consequence. No Acquired Company is in breach of or default under any Material Contract, nor, to the Knowledge of Sellers, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default by any Acquired Company or, to the Knowledge of Sellers, any other party thereunder. No party to any of the Material Contracts has exercised, nor, to the Knowledge of Sellers, threatened to exercise, any termination rights with respect thereto, and no party has given written, or to the Knowledge of Sellers, other notice of any significant dispute with respect to any Material Contract. The Acquired Companies, to the Knowledge of Sellers, have the benefit of each Material Contract under which any other party thereto has any outstanding obligation thereunder and, subject to limitations as to enforceability which might result from bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and subject to the limitations on availability of equitable remedies, shall be entitled to enforce each such Material Contract immediately following the Closing in accordance with and subject to the terms and conditions set forth in such Material Contract. No Seller or its Affiliates is a party to any Contract that relates to the Business. The Sellers have delivered to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto. Since the Balance Sheet Date, no Acquired Company has released or waived any material rights under any Material Contract.

4.14         Employee Benefits.

(a)           Schedule 4.14(a) contains a true and complete list of all Plans. Neither the Acquired Companies nor any ERISA Affiliate has at any time contributed to or has or has had any obligation to contribute to or has any Liability, contingent or otherwise, with respect to any “multiemployer plan,” as that term is defined in Section 3(37) or Section 4001 of ERISA or any “employee benefit plan” subject to Title IV of ERISA or Code Section 412 or that could result in a Lien attaching to the assets of any Acquired Company. No Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code, or a “non-qualified deferred compensation plan” as described in Section 409A(d)(1) of the Code.

(b)           Each of the Plans and its administration is in material compliance and has complied in all material respects with ERISA and the Code and all other applicable Laws and with the terms of each such Plan and any applicable collective bargaining agreement, in each case, in all material respects, and no statement, either written or oral, has been made by any Acquired Company, any ERISA Affiliate or any Person with regard to any Plan that is not in accordance with the terms of such Plan. Each Acquired Company has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and there has not been any material default or violation by any party to, any Plan. There are no pending, or threatened claims or Legal Proceedings, by or on behalf of any Plan, or by any Person covered thereby, other than ordinary claims for benefits submitted by participants or beneficiaries, and no fact or event exists that could give rise to any such claim or Legal Proceeding. No “prohibited transaction” (as defined in Sections 406 or 407 of ERISA or Section 4975 of the Code) or any other transaction has occurred with respect to any Plan that would be reasonably likely to subject any Acquired Company to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law. All Acquired Companies are, in all material respects, in compliance with the applicable requirements of the Patient Protection and Affordable Care Act and no Acquired Companies have incurred any penalty, Tax or assessment under Chapter 43 of the Code and nothing has occurred that would reasonably be expected to subject any Acquired Company to any such penalty, Tax or assessment.

(c)           Sellers have delivered to Purchaser:

(i)            all documents that set forth the terms of each Plan and of any related trust, including, as applicable, (A) all plan documents and any amendments thereto, plan descriptions and summary plan descriptions, and any corresponding summary of material modifications of Plans for the Acquired Companies that is required to prepare, file, and distribute plan documents, plan descriptions and summary plan descriptions, (B) all summaries and descriptions furnished to participants and beneficiaries regarding Plans for which a plan document, plan description or summary plan description is not required, and (C) all insurance policies or other funding mechanism which were purchased by or to provide benefits under any Plan currently in force or for which any Acquired Company currently has any Liability;

(ii)           with respect to each Plan that is a “group health plan” (as defined in Code Section 4980B(g)), a list of the names and contact information for each individual who: (1) is currently receiving health care continuation coverage under COBRA, (2) is eligible to receive health care continuation coverage under COBRA and with respect to whom the “election period” (as defined in Code Section 4980B(f)(5)) has not expired, or (3) will otherwise be an “M&A Qualified Beneficiary” (as such phrase is defined in Section 54.4980B-9, Q&A-4 of the Treasury Regulations) in connection with the transaction contemplated by this Agreement;

(iii)          a written description of any Plan that is not otherwise in writing;

(iv)          copies of all nonroutine (A) notices that were given by the IRS, the PBGC, or the DOL to any Acquired Company, any ERISA Affiliate, or any Plan and (B) notices or reports that were given by any Acquired Company, any ERISA Affiliate, or any Plan to the IRS, the PBGC, the DOL, or other Governmental Body, in each case, since the Lookback Date;

(v)           with respect to Plans that are intended to be “qualified” under Code Section 401(a) (a “Qualified Plan”), the most recent IRS determination letter (or, if such Plan is a master, prototype, or volume submitter plan, the opinion or advisory letter issued by the IRS for such master, prototype, or volume submitter plan), for each such Plan and nondiscrimination, minimum coverage, and top heavy testing results for each Qualified Plan for the prior three plan years;

(vi)          Form 5500 annual reports (including all schedules, financial statements and attachments) for the three most recently completed plan years, IRS Forms 1094-C and 1095-C for the three most recently completed plan years, summary of benefits and coverage, summary annual reports for the three most recently completed plan years, form of COBRA communications, employee handbooks, and any other material written communications or required notices with respect to any of the Plans; and

(vii)         nondiscrimination, coverage, and any other required annual testing for the three most recent plan years.

(d)           Neither the execution of this Agreement nor the consummation of the Transactions will, either alone or upon the occurrence of any additional events, (i) result in the payment, vesting, or acceleration of any benefit, (ii) entitle any Person to change-of-control, retention, severance or other similar payments, or (iii) trigger any funding obligation under any Plan or applicable Law, and there is no Contract, agreement, plan, arrangement, or understanding covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser, any Acquired Company or any of their respective Affiliates by reason of Code Section 280G. The Acquired Companies do not have an obligation or commitment to gross-up, indemnify, reimburse or make an additional payment to any individual by reason of any Tax, including under Sections 4999 or 409A of the Code.

(e)           None of the Plans are maintained by a professional employer organization or any similar organization and no Acquired Company is a party to any Contract with a professional employer organization or similar organization.

(f)            Except to the extent required pursuant to Code Section 4980B(f) and the corresponding provisions of ERISA, no Plan provides retiree medical or retiree life insurance benefits to any Person, and, no Acquired Company is contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits upon retirement or termination of employment.

4.15         Labor and Employment Matters.

(a)           Schedule 4.15(a)(i) sets forth a true, correct and complete list of each Person who is an Employee as of the Closing Date, including any Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) job title; (iii) date of hire; (iv) whether full-time or part-time; (v) whether classified as exempt or non-exempt under the Fair Labor Standards Act; (vi) whether covered by the terms of an employment agreement; (vii) whether absent from active employment or service and if so, the date such absence commenced and the anticipated date of return to active employment or active service; (viii) if paid by salary, annual salary or if paid by the hour, regular hourly rate, and, if applicable, target bonus and other incentive compensation, such salary or hourly rate and other compensation data to include current information and such information for the prior 12 month period; (ix) accrued unused vacation, sick days and other paid days off; (x) work location; and (xi) the applicable Acquired Company that employs the Employee. Schedule 4.15(a)(ii) sets forth a true, correct and complete list of each Independent Contractor, including for each such Independent Contractor, to the extent such information is available to Sellers or the applicable Acquired Company, their (i) name; (ii) date of engagement or commencement of service; (iii) whether covered by the terms of a written agreement; (iv) a general description of the type of services provided by the Independent Contractor to the applicable Acquired Company; (v) a statement of the applicable termination of engagement terms in place with the Independent Contractor; (vi) a general description of the payment structure with such Independent Contractor (i.e. a certain monthly fee, a certain fee per load, etc.); (vii) work location; and (viii) the applicable Acquired Company that has engaged the Independent Contractor.

(b)           Except for liabilities factored into the calculation of Closing Working Capital, as finally determined pursuant to Section 2.4, as of the Closing Date, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all Employees, Former Employees, Independent Contractors and former consultants and other individual service providers of any Acquired Company for services performed for the Acquired Companies on or prior to the Closing Date have been paid in full (or accrued in accordance with GAAP), and there are no outstanding agreements, understandings or commitments of any Acquired Company to any such Employee or consultant or Independent Contractor with respect to any compensation, commissions, bonuses or fees.

(c)           Except as set forth on Schedule 4.15(c), as of the date of this Agreement, no Employee or Independent Contractor has given notice to any Acquired Company of such Employee’s or Independent Contractor’s intention to resign from employment or end engagement, as applicable, with the applicable Acquired Company.

(d)           No Acquired Company is, or has been since the Lookback Date, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and no Employees are represented by any Union. No labor organization or group of Employees has made a demand for recognition, and there have been no demands for recognition since the Lookback Date. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Sellers, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal, and there have been no representation proceedings or petitions seeking a representation proceeding since the Lookback Date. To the Knowledge of Sellers, there is, and since the Lookback Date there has been, no organizing activity involving any Employees or Former Employees pending or threatened by any labor organization or group of employees.

(e)           There is not, and since the Lookback Date there has not been, any pending or, to the Knowledge of Sellers, threat of, any (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes against or involving the Acquired Companies. There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Sellers, threatened by or on behalf of any Employee or group of Employees.

(f)            There are no complaints, charges or claims against the Acquired Companies pending or, to the Knowledge of Sellers, threatened that could be brought or filed, with any Governmental Body based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.

(g)           Each Acquired Company is and has been in compliance in all material respects with all Laws relating to the employment of labor and employment practices, including, without limitation, all such Laws relating to hiring, promotion, termination, equal employment opportunities, fair employment practices, wages, hours, leaves of absence, paid sick leave, unemployment insurance, WARN Act and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, harassment, retaliation, reasonable accommodation, leave, reinstatement from leave, use of consumer reports, drug testing, training, disability rights or benefits, immigration, civil rights, working conditions, privacy, safety and health, and workers’ compensation.

(h)           There has been no “mass layoff” or “plant closing” (as defined by WARN Act), each Acquired Company has complied with the WARN Act, and no Acquired Company has plans to undertake any action that would trigger the WARN Act.

(i)            Except as would not result in material liability for the Acquired Companies: (a) all individuals characterized and treated by the Acquired Companies as Independent Contractors are and have been properly treated as Independent Contractors under all applicable Laws, and (b) all Employees classified or treated by the Acquired Companies as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are and have been properly classified and treated as such by the Acquired Companies.

(j)            The Acquired Companies have on file complete and accurate Forms I-9 for all current Employees and Former Employees in compliance with Law. All Employees have provided documentation indicating that they are legally entitled to work in the jurisdiction in which such Employee is employed. Since the Lookback Date, none of the Acquired Companies have been notified of any investigation or audit by any branch or department of ICE, the U.S. Department of Labor, or other federal agency charged with administration and enforcement of federal immigration laws concerning Employees, and none of the Acquired Companies have since the Lookback Date received any “no match” notices from ICE, the Social Security Administration, or the IRS.

(k)           There are no actions against the Acquired Companies pending, or to the Knowledge of Sellers, threatened to be brought or filed, by or with any Governmental Body or arbitrator in connection with the employment, engagement or failure to hire any current or former applicant, Employee, Former Employee, Independent Contractor, former Independent Contractor, intern or volunteer.

(l)            The Acquired Companies have reasonably investigated, and taken prompt corrective action where merited with respect to, all harassment, discrimination, retaliation or material policy violation allegations against any officer, director, or Employee. None of the Acquired Companies reasonably expect any material Liabilities with respect to any such allegations or that any such allegations could bring any of the Acquired Companies into material disrepute. No Acquired Company has been party to any settlement or similar agreement with any current Employee or Former Employee involving allegations of sexual harassment or sexual misconduct. No allegations of sexual harassment or sexual misconduct have been made against any current or former officer, executive, managerial-level employee or director of any Acquired Company.

(m)          No Acquired Company has paid nor will it be required to pay any bonus, fee, distribution, remuneration, or other compensation to any Person (other than salaries, wages or bonuses paid or payable in the Ordinary Course of Business in accordance with current compensation levels and practices as set out on Schedule 4.15(a)(i)) as a result of the Transactions or any contractual right triggered by any of the Transactions.

4.16         Litigation. Except as set forth on Schedule 4.16, there is no, and since the Lookback Date there has not been any, Legal Proceeding pending or, to the Knowledge of Sellers, threatened against any Acquired Company (or to the Knowledge of Sellers, pending or threatened, against any of the officers, managers, directors or key Employees of any Acquired Company with respect to their business activities on behalf of any Acquired Company), or to which any Acquired Company is otherwise a party; nor to the Knowledge of Sellers, is there any reasonable basis for any such Legal Proceeding. Except as set forth on Schedule 4.16, no Acquired Company is subject to any Order, and no Acquired Company is in breach or violation of any Order. Except as set forth on Schedule 4.16, no Acquired Company is engaged in any Legal Proceeding to recover any amounts due to it or for damages sustained by it. There are no Legal Proceedings pending or, to the Knowledge of Sellers, threatened against any Acquired Company or to which any Acquired Company is otherwise a party relating to this Agreement, any Transaction Document or the Transactions. There are no Legal Proceedings pending or, to the Knowledge of Sellers, threatened that would prevent or otherwise affect any Seller’s ownership of the Equity Interests or are reasonably likely to prohibit or restrain the ability of such Seller to enter into this Agreement or consummate the Transactions.

4.17         Compliance with Laws; Permits.

(a)           Each Acquired Company has been in compliance in all material respects at all times during the five years prior to the Closing Date, and is in compliance in all material respects, with all Laws applicable to its operations or the Business. No Acquired Company has during the five years prior to the Closing Date received any written notice of or been charged with the violation of any Laws. To the Knowledge of Sellers, no Acquired Company is under investigation with respect to the violation of any Laws and there are no facts or circumstances that could form the basis for any such violation. To the Knowledge of Sellers, no fact or condition exists that, with notice or lapse of time or both, would constitute a default under any Order.

(b)           Schedule 4.17(b) contains a list of all Permits that are required for, or used in, the operation of the Business as presently conducted and as presently intended to be conducted, other than those the failure of which to possess is immaterial. The Acquired Companies currently have all Permits that are required for, or used in, the operation of the Business as presently conducted and as presently intended to be conducted, other than those the failure of which to possess is immaterial. All such Permits are in full force and effect and will remain so immediately following the Closing. No Acquired Company is in default or violation, and no event has occurred which, with or without notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of such Permit and, to the Knowledge of Sellers, there are no facts or circumstances that could form the basis for any such default or violation. There are no Legal Proceedings pending or, to the Knowledge of Sellers, threatened, relating to the suspension, revocation or modification of any such Permit. Except as set forth on Schedule 4.17(b), no such Permit will be impaired or in any way affected by the consummation of the Transactions.

4.18         Environmental Matters. Except as set forth on Schedule 4.18 hereto:

(a)           Except as set forth as a REC in Lewisville Phase I ESA, the operations of the Acquired Companies and the Business are and have during the five years prior to the Closing Date been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining in good standing and complying with all Environmental Permits; no Legal Proceeding is pending or, to the Knowledge of Sellers, threatened to revoke, modify or terminate any such Environmental Permit; no applications to obtain, renew or modify any Environmental Permit are pending; and, to the Knowledge of Sellers, no facts, circumstances or conditions currently exist that could materially and adversely affect such continued compliance with Environmental Laws and Environmental Permits or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits. To the extent required to be filed prior to Closing in order to maintain the effectiveness of any Environmental Permit during the pendency of renewal, the Acquired Companies have filed or caused to be filed an application to renew all such Environmental Permits.

(b)           Neither any Acquired Company nor the Business is the subject of any outstanding written Order or Contract with any Governmental Body or Person with respect to Environmental Laws, Hazardous Materials, or any Release or threatened Release of a Hazardous Material, and no Acquired Company has received any request for information or notification alleging responsibility under CERCLA or an analogous state Law.

(c)           During the five years prior to the Closing Date, (i) no claim has been made or is pending, or to the Knowledge of Sellers, threatened against any Acquired Company or the Business alleging either or both that any Acquired Company or the Business may be in violation of any Environmental Law or Environmental Permit, or may have any Liability under any Environmental Law, and (ii) no Acquired Company has received any notice or communication relating to any alleged, actual, or potential violation of Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any liability under Environmental Law with respect to or affecting any Acquired Company, the Business or any Leased Real Property.

(d)           Except as set forth as a REC in Lewisville Phase I ESA, no Acquired Company has Released or threatened to Release and there has been no Release or threatened Release by any other Person, of material quantities of any Hazardous Materials on, at, under, to or about (i) the Leased Real Property or any other property currently owned, operated or leased by any Acquired Company or used in connection with the Business, (ii) any property formerly operated or leased by any Acquired Company or in connection with the Business during the time of such Acquired Company’s or the Business’ operation or lease, or (iii) any location where Hazardous Materials from the operations or activities of the Acquired Companies or the Business have come to be located. To the Knowledge of Sellers, no facts, circumstances or conditions exist with respect to any Acquired Company or any property currently or formerly owned, operated or leased by any Acquired Company or any property to which any Acquired Company arranged for the disposal or treatment of Hazardous Materials that would result in the imposition of any Liabilities on any Acquired Company under Environmental Law.

(e)           There are no pending or, to the Knowledge of Sellers, threatened, investigations of any Acquired Company, its operations or any currently or formerly operated or leased property that would reasonably be expected to lead to the imposition of Liabilities or Liens under Environmental Law.

(f)            Neither the Acquired Companies nor the Business have assumed, undertaken or provided an indemnity with respect to any liability of any other Person relating to Environmental Law or Hazardous Materials.

(g)           The Transactions do not require the consent of or filings with any Governmental Body with jurisdiction over any Acquired Company with respect to environmental matters.

(h)           The Acquired Companies have provided to Purchaser all environmentally related Permits, governmental submissions, audits, studies, reports, analyses, and results of investigations that have been performed with respect to the environmental condition of currently or previously operated or leased properties of the Acquired Companies or with respect to the compliance of the Acquired Companies or the Business with Environmental Law, in each case that have been obtained or submitted during the five years prior to the Closing Date.

4.19         Insurance. Each Acquired Company has insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which such Acquired Company is a party or by which it is bound and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of such Acquired Company. Set forth on Schedule 4.19(i) is a list of all insurance policies and bonds and self-insurance arrangements currently in force and held by or applicable to the Acquired Companies setting forth, in respect of each such policy: (i) the policy name, (ii) policy number, (iii) carrier, (iv) term, (v) type and amount of coverage, (vi) annual premium, (vii) whether the policies may be terminated upon consummation of the Transactions and (viii) if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy. The Acquired Companies are not in breach of or default under any such insurance policies. To the Knowledge of Sellers, the Acquired Companies have not received any oral or written notice with respect to any actual or possible (x) cancellation or invalidation of any of the insurance policies or (y) refusal of coverage, reservation of rights or rejection of any covered claim, under any of the insurance policies, and (z) no event relating to the Acquired Companies has occurred that could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or that could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled since the Lookback Date and, to the Knowledge of Sellers, no threat has been made to cancel any insurance policy of any Acquired Company during such period. Except as set forth on Schedule 4.19(ii), all such insurance will remain in full force and effect immediately following the consummation of the Transactions. The Acquired Companies have not received any oral or written notice that any issuer of any insurance policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated or any oral or written notice that such insurance policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder. No event has occurred, including the failure by any Acquired Company to give any notice or information, or the Acquired Companies giving any inaccurate or erroneous notice or information, that limits or impairs the rights of any Acquired Company under any such insurance policies. Each Acquired Company has notified all potentially applicable insurers of each claim of which such Acquired Company has knowledge, and where such notice is allowed under the insurance policy, of each circumstance or event or fact that might give rise to a claim under said policy in the future. Schedule 4.19(iii) contains a list of each claim that the Acquired Companies have made against any of their insurers for each insurance policy since the Lookback Date, including for each claim, (A) the insurance policy to which the claim was made, (B) the date and description of the type of claim, (C) the current status of the claim, and (D) to the extent made available to the Acquired Companies, the amount of money that has been paid with respect to each claim or that has been reserved for future payment with respect to said claim.

4.20         Accounts and Notes Receivable and Payable; Inventory.

(a)           A complete and accurate list of the accounts receivable of the Acquired Companies as of the date that is two Business Days preceding the Closing Date, showing the aging thereof, is included on Schedule 4.20. All accounts and notes receivable of each Acquired Company has arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are payable on ordinary trade terms. All accounts and notes receivable of the Acquired Companies reflected on the Interim Balance Sheet are, to the Knowledge of Sellers, good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon or taken in the calculation of the Closing Working Capital, as finally determined pursuant to Section 2.4, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP. Except as set forth on Schedule 4.20, all accounts and notes receivable arising after the Interim Balance Sheet Date are, to the Knowledge of Sellers, good and collectible at the aggregate recorded amounts thereof within 90 days after the day on which it first becomes due and payable, net of any applicable reserve for returns or doubtful accounts or amounts taken into account in the calculation of the Closing Working Capital, as finally determined pursuant to Section 2.4, which reserves are proper and were calculated in a manner consistent with past practice and in accordance with GAAP. None of the accounts or the notes receivable of the Acquired Companies (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on sale-or-return basis or subject to any other repurchase or return arrangement.

(b)           All accounts payable of the Acquired Companies reflected in the Interim Balance Sheet or arising after the Interim Balance Sheet Date are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.

(c)           Except as set forth on Schedule 4.20(c), the inventory of each Acquired Company, whether or not reflected in the Financial Statements, including raw materials, supplies, work-in-process, finished goods, and other materials (collectively, the “Inventory”), (i) is in good, merchantable, and useable condition, (ii) is reflected in the Interim Balance Sheet and will be reflected in the calculation of the Estimated Closing Working Capital at cost (first-in, first-out method) in accordance with GAAP, and (iii) is, in the case of finished goods, of a quality and quantity saleable in the Ordinary Course of Business and is, in the case of all other Inventory, of a quality and quantity useable in the Ordinary Course of Business. The Acquired Companies maintain inventory obsolescence policies which are reasonable for the nature of the Products sold and the marketing methods used by any Acquired Company, and the reserve for inventory obsolescence contained in the Interim Balance Sheet fairly reflects the amount of obsolete Inventory as of the Interim Balance Sheet Date.

4.21         Related Party Transactions. Except as set forth on Schedule 4.21, no Employee, officer, director, manager, equity holder, partner or member of any Acquired Company, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”): (a) owes any amount to any Acquired Company nor does any Acquired Company owe any amount to, or has any Acquired Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (b) is involved in a Business arrangement, any Contract, transaction or other relationship with any Acquired Company (whether written or oral), (c) owns any property or right, tangible or intangible, that is used by any Acquired Company, (d) has any claim or cause of action against any Acquired Company or (e) owns any direct or indirect interest of any kind in, or controls or is a director, manager, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person that is a competitor, supplier, service provider, customer, client, landlord, tenant, creditor or debtor of any Acquired Company (each such transaction, a “Related Party Transaction”). Except as set forth on Schedule 4.21, each Related Party Transaction is on terms and conditions that are no less favorable to the applicable Acquired Company (or its Affiliate, as applicable) than those that would have been obtained in a comparable arm’s-length transaction by such Acquired Company (or its Affiliate, as applicable) with a bona fide third party.

4.22         Bank Accounts. Schedule 4.22 contains a complete and correct list of (a) the names and locations of all banks in which any Acquired Company has accounts or safe deposit boxes, (b) the account numbers of all such accounts and (c) the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 4.22, no Person holds a power of attorney to act on behalf of any Acquired Company.

4.23         Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for any Acquired Company in connection with the Transactions and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

4.24         Certain Payments.

(a)           Since the Lookback Date, no Acquired Company nor its directors, officers, managers, Employees, agents or third-party representatives (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment, or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (iv) has violated or is violating in any respect any Anti-Corruption Laws, or (v) has, directly or indirectly, made, offered, authorized, facilitated, received, or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any official of a Governmental Body or any other Person in violation of Anti-Corruption Laws, in each case (i) - (v), in connection with or relating to the Business.

(b)           To the Knowledge of Sellers, in connection with or relating to the Business, no Acquired Company nor its respective directors, officers, managers, Employees, agents or third-party representatives is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Body regarding any offense or alleged offense under Export Control Laws or Anti-Corruption Laws (including by virtue of having made any disclosure relating to any offense or alleged offense), and no such investigations, inquiries or proceedings are pending or, to the Knowledge of Sellers, have been threatened, and to the Knowledge of Sellers there is no basis likely to give rise to any such investigation, inquiry or proceeding.

4.25         Terms of Service; Product Liability.

(a)           Each Product or service manufactured, sold, delivered, distributed or provided by or on behalf of the Acquired Companies has been sold, delivered, distributed or provided in conformity in all material respects with all contractual commitments of the Acquired Companies and all applicable warranties, and in compliance in all material respects with all applicable Laws. To the Knowledge of Sellers, no Acquired Company currently has, nor has since the Lookback Date had, any material Liability for replacement or repair of any such Product or service or other damages in connection therewith, subject only to any reserve for warranty claims set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time in accordance with the past custom and practice of the Acquired Companies. Attached to Schedule 4.25(a) are copies of the standard terms and conditions of sale, lease, or service for each Acquired Company (containing applicable guaranty, warranty and indemnity provisions). No Product manufactured, sold, leased or delivered or any service provided by the Acquired Companies is subject to any guaranty, warranty or indemnity beyond the applicable standard terms and conditions of sale, lease, or service.

(b)           There has not been, since the Lookback Date, any Legal Proceeding by or before any Governmental Body against any Acquired Company, involving a product manufactured, produced, distributed or sold by or on behalf of the Acquired Companies (a “Product”), which is pending or, to the Knowledge of Sellers, threatened on behalf of the ultimate purchaser of any Product, resulting from (i) an alleged defect in design, manufacture, materials or workmanship of any Product (excluding Product returns on a case-by-case basis in the Ordinary Course of Business), or (ii) any alleged failure to warn.

(c)           There has not been, since the Lookback Date, any recall or post-sale warning applicable in general to Products (and not to Product returns on a case-by-case basis) conducted by or on behalf of any Acquired Company.

4.26         Customers and Vendors.

(a)           Set forth on Schedule 4.26(a)(i) are each Acquired Company’s 20 largest customers, by dollar volume, during the 12-month periods ending December 31, 2024 and December 31, 2025 and the three month period ending March 31, 2026 (each a “Significant Customer” and collectively, the “Significant Customers”) and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such periods. Except as set forth on Schedule 4.26(a), no Acquired Company is engaged in any Legal Proceeding or material dispute with any Significant Customer. Since the Interim Balance Sheet Date, no Significant Customer has terminated, canceled, or substantially reduced (other than immaterial reductions or as a result of the completion of a project on behalf of such Significant Customer or otherwise in the Ordinary Course of Business) the quantity of Products or services it purchases from any Acquired Company or modified the commercial terms of its relationship (whether related to payment, price or otherwise) with such Acquired Company in a manner materially adverse to such Acquired Company, except as set forth in Schedule 4.26(a)(ii). (i) To the Knowledge of Sellers, no Significant Customer has notified any Acquired Company that such Significant Customer intends to terminate, cancel, or substantially reduce the quantity of Products or services it purchases from such Acquired Company (other than in connection with the completion of a project on behalf of such Significant Customer or otherwise in the Ordinary Course of Business) or modify the commercial terms of its relationship with such Acquired Company in a manner materially adverse to such Acquired Company and (ii) no Acquired Company has received any written or, to the Knowledge of Sellers, oral material complaint or other correspondence from any Significant Customer regarding the foregoing. To the Knowledge of Sellers, no Significant Customer is bankrupt or insolvent or has filed or threatened to file for bankruptcy or appointed a receiver.

(b)           Set forth on Schedule 4.26(b) are each Acquired Company’s 20 largest vendors, by dollar volume, during the 12-month periods ending December 31, 2024 and December 31, 2025 and the three month period ending March 31, 2026 (each a “Significant Vendor” and collectively, the “Significant Vendors”) and set forth opposite the name of each such Significant Vendor is the dollar amount of purchases attributable to such Significant Vendor for such periods. No Acquired Company is engaged in any Legal Proceeding or material dispute with any Significant Vendor. Since the Interim Balance Sheet Date, no Significant Vendor has terminated, canceled, or substantially reduced the quantity of Products or services it provides to any Acquired Company (other than (i) as directed by such Acquired Company in the Ordinary Course of Business, or (ii) for a termination resulting from the expiration of a Contract in accordance with its terms or modified the commercial terms of its relationship (whether related to payment, price or otherwise) with such Acquired Company in a manner materially adverse to such Acquired Company (other than modifications requested by such Acquired Company or made pursuant to price adjustment mechanisms set forth in such Contract). (i) To the Knowledge of Sellers, no Significant Vendor intends to terminate, cancel or substantially reduce the quantity of Products or services it provides to such Acquired Company (other than in the Ordinary Course of Business) or materially modify the commercial terms of its relationship (whether related to payment, price or otherwise) with such Acquired Company in a manner adverse to such Acquired Company and (ii) no Acquired Company has received any written or, to the Knowledge of Sellers, oral material complaint or other material correspondence from any Significant Vendor regarding the foregoing. To the Knowledge of Sellers, no Significant Vendor is bankrupt or insolvent or has filed or threatened to file for bankruptcy or appointed a receiver.

4.27         Investment Matters. The Sellers receiving Stock Consideration or Earnout Securities are acquiring such securities for their own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. Each of the Sellers receiving the Stock Consideration or the Earnout Securities is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, and has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in such securities, and is capable of bearing the entire economic risks of such investment, including a complete loss of its investment in such securities. Each of the Sellers receiving the Stock Consideration or the Earnout Securities confirms that it has had the opportunity to ask questions of the officers and management employees of Purchaser and to acquire such additional material information about the business and financial condition of Purchaser and PubCo as such Seller has requested, and all such material information has been received. Each of the Sellers receiving the Stock Consideration or the Earnout Securities acknowledges that neither the Stock Consideration nor the Earnout Securities have been registered under the Securities Act, or any state securities Law and understand and agree that it may not sell, assign, pledge, hypothecate or otherwise dispose of any such securities except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable federal, state or foreign securities Laws. Each such Seller further acknowledges, for itself and on behalf of its Affiliates, that such securities will be subject to the lock-up provisions as set forth in the lock-up agreement delivered pursuant to Section 3.4(n); provided, that notwithstanding any other provision of this Agreement, such Seller may, pursuant to one or more simultaneous distributions prior to the end of any applicable lock-up period, transfer for no consideration any such securities comprising either the Stock Consideration or Earnout Securities solely to its direct owners, as applicable, for bona fide estate or Tax planning purposes and subject to compliance with all applicable securities Laws; provided further, that, prior to any such distribution, such Seller provides PubCo’s transfer agent with any required documentation to consummate such transfer, including legal opinions; provided further, that, if such Seller makes a transfer of any such securities comprising either the Stock Consideration or Earnout Securities to any such owner of such Seller as permitted by, and in accordance with, this Section 4.27, such owner shall be subject to all of the restrictions set forth in any applicable lock-up agreement. Each such Seller understands that the issuance and sale of such Stock Consideration or Earnout Securities is intended to be exempt from the registration requirements of the Securities Act, by virtue of Section 4(a)(2) thereof and/or Regulation D promulgated thereunder, based, in part, upon the representations, warranties, and agreements of such Seller contained in this Agreement. Each such Seller, for itself and on behalf of its Affiliates, represents that neither such Seller nor any of its owners, directors, executive officers, or other officers are subject to any of the “bad actor” disqualifications described in Rule 506(d) of Regulation D.

4.28         Sanctions. No Acquired Company or its respective directors, officers, managers, Employees, agents or third-party representatives is currently or has since the Lookback Date been: (a) a Sanctioned Person; (b) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (c) otherwise in violation of any Sanctions Laws.

4.29         Export Controls. Neither the Acquired Companies nor the Business exports any Products, items, Technology or controlled items under any import/export Law of the United States or any foreign jurisdiction.

4.30         Government Contracts. Each Acquired Company has complied in all material respects with all material terms and conditions of all Government Contracts and all Laws applicable thereto. There exists no material breach, default or violation on the part of any Acquired Company or, to the Knowledge of Sellers, on the part of any other party to any such Government Contract nor has any Acquired Company received written notice of any such breach, default, or violation. No Government Contract is required by its terms or applicable Law (excluding the discretionary right to terminate for convenience) or likely, through exercise of discretion, to be terminated by a Governmental Body as a result of the consummation of the Transactions.

4.31         Privacy and Security. The Acquired Companies maintain policies, procedures and rules regarding data privacy, protection and security that are in material compliance with all Data Security Requirements. The Acquired Companies and the conduct of the Business by the Acquired Companies are in compliance with, and at all times during the prior three years, have been in material compliance with, all Data Security Requirements.

Article V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers that the following representations and warranties are true and correct as of the Closing Date:

5.1           Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted.

5.2           Authorization of Agreement. Purchaser has full limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the Transactions, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Transactions, have been duly authorized by all necessary action on behalf of Purchaser. This Agreement and each Transaction Document to which Purchaser is a party has been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and the Transaction Documents constitute the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3           Conflicts; Consents of Third Parties.

(a)           None of the execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents, the consummation of the Transactions or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the Organizational Documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law, in each case, which would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transactions.

(b)           No consent, waiver, approval, Order, Permit, declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement and the Transaction Documents or the compliance by Purchaser with any of the provisions of this Agreement and the Transaction Documents, except for such consents, waivers, approvals, Orders, Permits, declarations, filings or notifications that, if not obtained, made or given, would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transactions.

5.4           Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the Transactions.

5.5            Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.6            Solvency. Immediately after giving effect to the Transactions, including the payment of the Total Purchase Price, (a) Purchaser will not be insolvent or left with unreasonably small capital, (b) the fair saleable value of the assets of Purchaser will exceed the amount of its liabilities, and (c) Purchaser will be able to pay its debts and obligations as they become due in the ordinary course of business.

Article VI.

COVENANTS

6.1            Restrictive Covenants. As partial consideration for payment of the Total Purchase Price and as an inducement for Purchaser to enter into this Agreement, each Seller agrees to the following covenants:

(a)            Non-Competition. The Sellers agree that each of the Sellers through this Agreement is selling the goodwill of the Acquired Companies. During the Restricted Period, the Sellers shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, anywhere in the Restricted Area, own, establish, manage, engage in, in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, operate, control, provide financial support to, work for, consult with, render services for, do business with, maintain an interest in (proprietary, financial or otherwise) or participate in the ownership, establishment, management, operation or control of, any Restricted Business. Notwithstanding the restrictions contained in this Section 6.1(a), the Sellers may, as applicable: (i) own solely as an investment, securities of any Person traded on any national securities exchange if such Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person; and (ii) own PubCo Stock. Without limiting the generality of the foregoing, during the Restricted Period, Sellers shall not, and shall not permit any of their Affiliates to, directly or indirectly, whether alone or as a partner, joint venturer, contractor, lender or other representative of any Person: (A) solicit, create or maintain any business relationship with any Person who, as of the Closing Date, is a customer or supplier of the Acquired Companies, in each case for the benefit of or in furtherance of any Restricted Business (B) request, advise or induce any such customer or supplier to withdraw, curtail or cancel its business with, or otherwise take any action that could interfere with or adversely affect its relationship with, the Acquired Companies, Purchaser or any Affiliate of Purchaser; or (C) take any action that is intended or reasonably expected to discourage or interfere with any Person who, as of the Closing Date, is a lessor, licensor, customer, supplier or other business associate of the Acquired Companies from maintaining business relationships with the Acquired Companies, Purchaser or any Affiliate of Purchaser after the Closing that are at least as favorable as those maintained prior to the Closing Date.

(b)            Non-Solicitation. During the Restricted Period, the Sellers shall not, and shall not permit any of their respective Affiliates or their respective officers, managers, directors and employees to, directly or indirectly: (i) (A) cause, solicit, recruit, hire away, induce or encourage any employees or contractors of the Acquired Companies, or any individual who was employed by or engaged with the Acquired Companies at any time within 12 months before the Closing Date, to leave such employment or engagement or (B) hire, employ or otherwise engage any such individual; or (ii) cause, solicit, recruit, hire away, induce or encourage any client, customer, supplier, or licensor of any Acquired Company or any other Person who has a material business relationship with any Acquired Company to terminate or modify any such actual or prospective relationship therewith or to do business with a Restricted Business in the Restricted Area.

(c)            Confidentiality. From and after the Closing Date, the Sellers shall not and shall cause their Affiliates and their respective officers, managers, directors and employees not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person (other than authorized officers, managers, directors and employees of Purchaser and legal, accounting and tax advisors, who, in each case, need to know such information in connection with their representation of the Sellers and are bound by a duty of confidentiality with respect to such Confidential Information), or use or otherwise exploit for such Seller’s own benefit or for the benefit of anyone other than Purchaser, any Confidential Information. If any Seller or any of its Affiliates or its or their respective representatives are compelled to disclose any Confidential Information by Legal Proceeding or by Law, such Seller shall promptly notify Purchaser in writing prior to making any such disclosures, if possible, and shall disclose only that portion of such Confidential Information which such Seller is advised by its legal counsel in writing is legally required to be disclosed; provided, that such Seller shall, if instructed by Purchaser, use its commercially reasonable efforts to obtain an appropriate protective Order or other reasonable assurance that confidential treatment will be accorded such Confidential Information. Each Seller acknowledges and agrees that Purchaser, as of Closing, becomes the exclusive owner of the Confidential Information and that no Seller nor any of its Affiliates or representatives has any right, title or interest therein. The foregoing shall not limit any protections or benefits available to Purchaser with respect to trade secrets under applicable Law. The covenants set forth in this Section 6.1(c) shall survive the Closing indefinitely.

(d)            Non-Disparagement. The Sellers shall not, and shall cause their Affiliates and their respective officers, managers, directors and employees not to, directly or indirectly, disparage, criticize, or initiate negative publicity about Purchaser or any of its Affiliates in any way that adversely impacts the goodwill, reputation or business relationships of the Business, Purchaser or any of its Affiliates with the public generally, or with any of their customers, suppliers, contractors or employees. The covenants set forth in this Section 6.1(d) shall survive the Closing indefinitely.

(e)            The Sellers acknowledge and agree that the Business is conducted in the Restricted Area and that the restrictions contained in this Section 6.1 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 6.1 should ever be adjudicated by a court of competent jurisdiction in a final non-appealable judgment to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then such court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 6.1 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction. In addition, in the event of an alleged breach or violation by any Seller of this Section 6.1, the Restricted Period described in clauses (a) and (b) above shall be tolled with respect to such Seller until such breach or violation has been duly cured.

(f)            The Sellers acknowledge that a breach or threatened breach of this Section 6.1 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by the Sellers of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond). The rights and remedies provided by this Section 6.1 are cumulative and in addition to any other rights and remedies that Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 6.1, the portion of the Total Purchase Price that is allocated by the Parties to the foregoing covenant shall not be considered a measure of or limit on such damages. No claim against Purchaser, the Acquired Companies or any of their respective Affiliates under this Agreement or otherwise shall constitute a defense to the enforcement by Purchaser of the covenants and obligations in this Section 6.1. In the event of any actual or threatened violation of any of the covenants or obligations under this Section 6.1 by any Seller, Purchaser shall be entitled to recover from such Seller its reasonable attorneys’ and witness fees and all costs and expenses associated with the enforcement of any provision of this Section 6.1 in addition to any other available legal or equitable remedies.

6.2            Publicity. Purchaser and the Sellers Representative shall agree on the initial press release announcing the Transactions. Any public announcements, reports, statements or press releases by any Party or any of its Affiliates or representatives regarding the Transaction must be approved in advance (as to form, content, timing and manner of distribution) by each of Purchaser and the Sellers Representative, which approval shall not be unreasonably withheld, conditioned or delayed, unless required by applicable Law (in the reasonable opinion of counsel) in which case each other Party shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication if practicable. Notwithstanding the foregoing, Purchaser and its Affiliates shall be permitted, without prior written approval of, or notice to, any other Party, to make filings and disclosures as is necessary or appropriate to comply with applicable securities Laws (including the rules or requirements of any stock exchange on which securities of Purchaser or its Affiliates are listed).

6.3            Use of Name. Sellers hereby agree that Purchaser shall have the sole right to the use of the names “Nelson Brothers Ready Mix”, “Nelson Bros. Ready Mix”, “Nelson Bros.”, “R & R Trucking” or similar names, and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the Business, including any name or Mark confusingly similar thereto (collectively, the “Company Marks”). Sellers shall not, and shall not permit any Affiliate to, use such name or any variation or simulation thereof or any of the Company Marks. The covenants set forth in this Section 6.3 shall survive the Closing indefinitely.

6.4            Post-Closing Insurance Matters. Effective as of the Closing (or as promptly as practicable following the Closing, but retroactively effective to the Closing Date), Sellers shall have caused the Acquired Companies to purchase a tail insurance policy or an extended reporting period with respect to the Acquired Companies’ (a) directors’ and officers’ insurance policy, (b) employment practices liability policy, and (c) fiduciary liability policy (collectively, the “Tail Policies”), and (d) cyber liability policy or cybersecurity insurance policy (the “Cyber Policy”), in each case, providing coverage in force as of the Closing Date and for a period of not less than six years for any claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transactions). The premiums, costs, Taxes and expenses to purchase: (i) the Tail Policies shall be borne solely by Sellers; and (ii) the Cyber Policy shall be shared equally by Sellers and Purchaser.

6.5            Cooperation on Financial Statements. Sellers shall coordinate, and shall cause their internal and external accounting personnel to coordinate, with Purchaser’s auditors to prepare and deliver to Purchaser the audited and unaudited financial statements of the Business as may be required for the filing of any registration statements, Form 8-Ks or other required filings of Purchaser or its Affiliates with the U.S. Securities and Exchange Commission; provided, that any reasonable and documented out of pocket expenses payable by Sellers to an unaffiliated third party as a result of such coordination and cooperation shall be reimbursed by Purchaser reasonably promptly after the Sellers Representative submits to Purchaser a reasonably detailed invoice therefor. Any financial statements of the Business provided by Sellers (a) will be prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), and (b) will fairly present, in all material respects, the financial condition and the results of operations, changes in members’ equity and cash flows of the Business as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP.

6.6            Counsel. All communications between Sellers, on the one hand, and Scott Bodkin and Tasker, Bodkin, Niehaus, Jolley, PLLC (“Existing Counsel”), on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions and Existing Counsel’s files related to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions (collectively, the “Privileged Materials”) shall not pass to, nor may be claimed by, Purchaser. Without limiting the generality of the foregoing, from and after the Closing, the Sellers (and not Purchaser or the Acquired Companies) shall be the sole holders of the attorney-client privilege with respect to the Privileged Materials, and neither Purchaser nor the Acquired Companies shall be a holder thereof or have any right to waive such privilege.

6.7            Representations and Warranties Insurance.

(a)            Purchaser’s Obligations Regarding R&W Insurance Policy.

(i)            Purchaser has bound the R&W Insurance Policy and delivered a copy of the R&W Binder Agreement to the Sellers Representative.

(ii)            Purchaser shall: (A) satisfy on a timely basis all conditions necessary for the issuance continuance of coverage under the R&W Insurance Policy as set forth in the R&W Binder Agreement; (B) use commercially reasonable efforts to cause coverage under the R&W Insurance Policy to be issued and remain in full force and effect following the Closing except to the extent its limits are depleted through the payment of claims, and shall not take any action that would void or materially impair coverage under the R&W Insurance Policy; and (C) cause the costs associated with obtaining the R&W Insurance Policy to be paid pursuant to the terms of the R&W Insurance Policy.

(b)            Sellers’ Obligations Regarding R&W Insurance Policy. Sellers shall cooperate with Purchaser’s efforts and provide assistance as reasonably requested by Purchaser to obtain the R&W Binder Agreement and the R&W Insurance Policy.

6.8            Sellers’ Release.

(a)            Release. Each Seller, on behalf of itself and its Affiliates and its respective successors, assigns, heirs and legal representatives (such Person, his or its Affiliates and their successors, assigns, heirs and legal representatives, each a “Releasing Party”), irrevocably waives, relinquishes, releases, and forever discharges, and covenants not to sue, Purchaser and any of Purchaser’s Affiliates (including, following Closing, each Acquired Company), and their respective past and current and future managers, officers, directors, employees, agents, members, and representatives, and their successors and assigns (collectively, the “Released Parties,” and such release, remise and discharge, the “Released Claims”) from any and all claims (whether at law, in equity or otherwise), obligations and liabilities (of any nature, whether accrued, absolute, contingent, known or unknown, or otherwise) that such Releasing Party ever had, now has, or may ever have against any of the Released Parties in any capacity, including in their capacity as a manager, director, officer or employee, as applicable, whether directly or derivatively through any Acquired Company, and whether asserted contemporaneously with, prior to, or after the Closing, on account of, relating to or arising out of (i) any acts, omissions, transactions, matters, causes or events occurring prior to or at the Closing related to or arising from the Business or any Acquired Company, and (ii) the approval or consummation of the Transactions or any Transaction Document, including any alleged breach of any duty by any officer, director, employee or manager of any Acquired Company or any claims under any of the Organizational Documents of the Acquired Companies; provided, however, that nothing in the foregoing Released Claims shall (x) limit in any manner the ability of any Releasing Party to enforce its rights under this Agreement or any other Transaction Document to which such Releasing Party is a party, including any rights to claims for indemnification hereunder or any claims or rights arising from Fraud, intentional misrepresentation, gross negligence, or willful misconduct by Purchaser under this Agreement or any other Transaction Document to which such Releasing Party is a party; or (y) affect any right to accrued and vested but unpaid compensation and employee benefits of any Releasing Party in his capacity as an Employee. By signing this Agreement, if applicable, each Seller who is or was an employee of the Acquired Companies represents and warrants that such Seller has been paid all compensation and employee benefits owed to such Seller as an employee of the Acquired Companies through the pay period immediately prior to the Closing, except for any amounts that will be paid at Closing. Each Seller understands that this is a full and final general release of all claims, demands, causes of action and Liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any Legal Proceeding against any of the Released Parties; provided, that the releases granted in this Section 6.8(a) shall not include any future claims that may arise under or in respect of any errors and omissions insurance, directors and officers insurance, or employment practices or benefits liability insurance maintained by or for the benefit of the Acquired Companies as a means for duly indemnifying or reimbursing persons serving as a manager, officer, director, trustee, or similar capacity of any of the Acquired Companies from claims arising against them in their official capacity as such a manager, officer, director, trustee, or similar capacity (including any right to indemnification under any of the Organizational Documents of the Acquired Companies).

(b)            No Prior Assignment. Each Seller (on behalf of itself and its Affiliates and representatives) represents to the Released Parties that such Seller has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any claim, contention, demand, cause of action (at law or in equity) or liability of any nature, character or description whatsoever, which is or which purports to be released or discharged hereby.

(c)            Continuance; Assumption of Risk. Each Seller (on behalf of itself and its Affiliates and representatives): (i) represents that such Seller understands and acknowledges that it may hereafter discover facts and legal theories concerning the subject matter hereof in addition to or different from those of which such Seller now believes to be true and hereby agrees that the Released Claims shall remain effective in all respects notwithstanding those additional or different facts and legal theories or the discovery of those additional or different facts or legal theories; and (ii) assumes the risk of any mistake of fact or law with regard to any potential claim or with regard to any such facts that are now unknown to such Seller.

6.9            Further Assurances; Transition Assistance. The Parties agree that, from time to time after the Closing Date, each of them will, and will cause their employees and Affiliates to, execute and deliver such further instruments and cooperate to promptly take such other action as may be reasonably requested by the other party to carry out the purposes and intents of this Agreement and the Transactions. Each Seller shall (a) cooperate with all reasonable requests from Purchaser to cause a smooth transition of the ownership and operation of the Acquired Companies from such Seller to Purchaser, (b) make itself available to the Acquired Companies and Purchaser, as reasonably requested, to advise and assist in the transition of customer and supplier relationships to Purchaser, and (c) promptly refer all customer, supplier and other inquiries (including payments or invoices) relating to the Acquired Companies or their business and operations to Purchaser or one of its Affiliates.

6.10            Contracts with Affiliates. At or prior to Closing, Sellers shall cause all Contracts (whether written or oral) with respect to any Related Party Transaction to be terminated and of no further force and effect after the Closing, and, upon such termination, all underlying amounts due to or due from any Acquired Company or any Related Person under or in respect of any such Related Party Transaction shall automatically be terminated, cancelled and extinguished in full, with no further Liabilities on the part of any party thereto (including the Acquired Companies and with respect to Taxes). Any costs and expenses (including attorneys’ fees) incurred in order to terminate any such Contracts and satisfy any Liabilities thereunder will be at the sole cost and expense of Sellers.

6.11            Environmental Remediation. From and after the Closing, the Sellers shall, at their sole cost and expense, diligently conduct, or cause to be conducted, all investigation, remediation and other corrective actions necessary to resolve the Gunter Environmental Issues and each recognized environmental condition (“REC”) identified in the Lewisville Phase I ESA, in each case in compliance with applicable Environmental Laws and achieving the Applicable Completion Standard (the “Remediation Work”). The Sellers shall: (a) keep Purchaser reasonably informed of the status of the Remediation Work, including by providing copies of all material reports, work plans, sampling results and correspondence with any Governmental Body; (b) conduct the Remediation Work in a manner that does not unreasonably interfere with the operations of Purchaser or the Acquired Companies at the affected property, and provide Purchaser with not less than three Business Days’ prior written notice before commencing any onsite activities; (c) cause each consultant, contractor and subcontractor performing any Remediation Work to maintain commercially reasonable insurance coverage customary for work of the type being performed (including commercial general liability, workers’ compensation, automobile liability and contractors’ pollution liability) and provide certificates of insurance evidencing such coverage upon Purchaser’s request; (d) provide Purchaser with a reasonable opportunity (and in any event not less than five Business Days) to review and comment on drafts of any material submittals to any Governmental Body prior to submission, and incorporate Purchaser’s reasonable comments thereto; and (e) be identified on all manifests and shipping and disposal documentation as the generator of any Hazardous Materials, soil, groundwater, waste or other materials generated or removed from the affected property in connection with the Remediation Work, and arrange for the lawful transportation, treatment, storage and disposal thereof. The Sellers’ obligations under this Section 6.11 shall continue until the Applicable Completion Standard has been reached.

6.12            Employee Matters.

(a)            Continuation of Employee Compensation and Benefits. For a period commencing on the Closing Date and continuing through the first anniversary of the Closing Date (the “Continuation Period”), Purchaser shall, or shall cause its Affiliates to, (i) pay each Continuing Employee a base salary or hourly wage rate that is substantially similar to the base salary or hourly wage rate paid to such Continuing Employee immediately prior to the Closing and (ii) provide retirement, health and welfare benefits, and annual cash bonus eligibility (excluding, for clarity, long-term incentive compensation opportunities, severance, equity and phantom equity awards, defined benefit pension, nonqualified deferred compensation arrangements, multiemployer pension and post-employment health or welfare benefits) that are substantially similar in the aggregate to the retirement, health and welfare benefits, and annual cash bonus eligibility (excluding, for clarity, long-term incentive compensation opportunities, severance, equity and phantom equity awards, defined benefit pension, nonqualified deferred compensation arrangements, multiemployer pension and post-employment health or welfare benefits) that the Acquired Companies provided for the benefit of the Continuing Employees immediately prior to the Closing.

(b)            COBRA; Continuation Benefits. Purchaser or its Affiliates shall use commercially reasonable efforts to provide COBRA continuation coverage for the current Employees and Former Employees who have a COBRA qualifying event (due to termination of employment with the Acquired Companies or otherwise) prior to or in connection with the Transactions (including “M&A Qualified Beneficiaries”, as such phrase is defined in Treasury Regulation Section 54.4980B-9, Q&A-4 or applicable state Law), and the Sellers shall indemnify, defend and hold harmless Purchaser for all costs, liabilities, claims or expenses incurred by Purchaser or its Affiliates associated with providing such continuation coverage in excess of the cost of COBRA continuation coverage premiums payable by such COBRA-eligible Former Employees and their eligible dependents.

(c)            Participating Employer 401(k) Plan Withdrawal. No later than the date immediately prior to the Closing Date, the Sellers have taken, or caused the applicable Affiliates to effect the withdrawal of all participating employers other than NBRM LLC and R&R LLC from the NBR/R&R 401(k) Plan, effective as of the date immediately prior to the Closing Date, but contingent upon the Closing, copies of which withdrawal documents have been provided to Purchaser. The Sellers and Purchaser shall reasonably cooperate with each other in good faith with respect to the withdrawal of the participating employers other than NBRM LLC and R&R LLC from the NBR/R&R 401(k) Plan.

(d)            Participating Employer Health and Welfare Plan Withdrawal. No later than the date immediately prior to the Closing Date, the Sellers have taken, or caused the applicable Affiliates to effect the withdrawal of all participating employers other than NBRM LLC and R&R LLC from any health and welfare benefit plans sponsored by NBRM LLC, effective as of the date immediately prior to the Closing Date, but contingent upon the Closing, copies of which withdrawal documents have been provided to Purchaser. The Sellers and Purchaser shall reasonably cooperate with each other in good faith with respect to the withdrawal of the participating employers other than NBRM LLC and R&R LLC from any health and welfare benefit plans sponsored by NBRM LLC.

Article VII.

INDEMNIFICATION

7.1            Survival of Representations and Warranties and Covenants. The Parties, intending to shorten any applicable statute of limitations, agree that, from and after the Closing:

(a)            The representations or warranties contained in this Agreement (including any Excluded Representation) will survive beyond the Closing for a period of 12 months after the Closing Date. No claim for breach of any such representation or warranty (whether in Contract, in tort or at law or in equity) may be brought more than 12 months after the Closing with respect thereto, and there will be no Liability in respect thereof. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein.

(b)            The following provisions of this Agreement shall also survive the Closing: Article II (Purchase and Sale of Equity Interests; Consideration); Article III (Closing); Article VI (Covenants); this Article VII (Indemnification); Article VIII (Taxes); and Article IX (Miscellaneous). The covenants and agreements of the Parties made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the Closing for the respective term specified in such covenant or agreement or, if not specified, until fully performed in accordance with their respective terms; provided, that any claim for breach of such covenant or agreement may be also brought within the longer of the two-year period following such term and the applicable statute of limitations in respect of the breach thereof (the “Covenant Termination Date”). Except in the case of Fraud, in no event shall any Party bring any Legal Proceeding relating to the breach of any covenant, agreement, obligation or undertaking following the termination of the applicable Covenant Termination Date.

(c)            Notwithstanding anything to the contrary in this Agreement, any Transaction Document or any applicable statute of limitations, the indemnification obligations of Sellers pursuant to this Article VII shall not terminate with respect to any indemnification claim made in good faith by a Purchaser Indemnified Party prior to the expiration of the applicable survival period and any such claim shall not thereafter be barred by the expiration of such survival period until such claim is finally resolved.

(d)            Notwithstanding anything to the contrary in this Agreement, nothing contained in this Article VII shall limit or modify: (i) the obligations of any Person pursuant to Section 6.1 (Restrictive Covenants), any other covenant, agreement, obligation or undertaking in this Agreement to which such Person is a party, or any rights or remedies of any other Person that is a party thereto; (ii) a Party’s right to bring a claim or recover Losses for Fraud; (iii) the survival periods for any Excluded Representation, covenants, agreements, obligations and undertakings of the Parties set forth in this Agreement or in any Transaction Document; or (iv) the amounts recoverable by any Purchaser Indemnified Party or any other insured Person under the R&W Insurance Policy.

7.2            Indemnification Obligation of Sellers. Subject to the other terms of this Article VII, the Sellers shall jointly and severally indemnify, defend and hold harmless Purchaser, the Acquired Companies, their respective Affiliates and their respective directors, managers, officers, employees, equity holders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all Losses resulting from, arising out of, relating to or in connection with:

(a)            any breach of or failure to perform or observe any covenant, agreement, obligation or undertaking made by such Seller in this Agreement, expressly including Section 6.1 (Restrictive Covenants);

(b)            the Conversion;

(c)            any inaccuracy or breach by any Seller of any of the representations or warranties contained in this Agreement other than any Excluded Representation; and

(d)            the indemnification obligations set forth in Section 8.7(b);

(e)            the indemnification obligations set forth in Section 8.8 (Employee Retention Credits Indemnity);

(f)            the R&R Contribution, including any and all Taxes, penalties, interest or other amounts arising out of or in connection with the (i) R&R Contribution and (ii) the contribution, cancellation, satisfaction, distribution or other resolution of any intercompany indebtedness or notes receivable between NBRM LLC on the one hand, and R&R LLC, the Prior R&R Owner or any of their respective Affiliates, on the other hand;

(g)            any Losses arising out of or resulting from the Gunter Environmental Issues and any recognized environmental condition identified in the Lewisville Phase I ESA;

(h)            any failure to include bonus payments to non-exempt Employees in such Employee’s regular rate of pay for overtime purposes;

(i)            each matter set forth under the headings “I. Pending Legal Proceedings Against the Acquired Companies” and “III. Pre-Suit Settlements and Anticipated Claims” set forth on Schedule 4.16 (Litigation) of the Seller Disclosure Schedules; and

(j)            any and all Texas franchise taxes for Pre-Closing Tax Periods for which any Acquired Company is liable as a result of being a member of an affiliated, consolidated, combined or unitary Tax group or the reporting entity of a combined report on or before the Closing Date.

7.3            Limitations on Liability; Total Cap; Order of Recourse.

(a)            The Parties agree that:

(i)            except in the case of Fraud, the aggregate indemnification obligations of Sellers with respect to Section 7.2(a) and Section 7.2(b) shall not exceed the Total Purchase Price (the “Total Cap”);

(ii)            except in the case of Fraud, the aggregate indemnification obligations of Sellers with respect to Section 7.2(c) shall not exceed an amount that is equal to the Retention Escrow Amount;

(iii)            with respect to Losses claimed pursuant to Section 7.2(c), Losses shall be paid from the Retention Escrow Fund until the Retention Escrow Fund is exhausted (or otherwise fully reserved against outstanding but unresolved claims); and

(iv)            with respect to Losses claimed pursuant to Section 7.2 (other than Section 7.2(c)), Losses may be paid as follows: (x) out of the Sellers Representative Fund Account or (y) directly by Sellers on a joint and several basis, in each case, at Purchaser’s option.

(b)            The amount of any Loss for which indemnification is provided under this Article VII shall be net of any amounts actually recovered by a Purchaser Indemnified Party from third parties (including the R&W Insurance Policy), and any such Losses shall be correspondingly increased by the amount of out-of-pocket costs and expenses incurred by such Purchaser Indemnified Party in obtaining such recoveries or insurance proceeds.

7.4            Exclusive Remedy. Except with respect to (a) an action based upon Fraud, (b) an action with respect to which equitable relief is sought under Section 9.2 (Specific Performance) and (c) the right of the Purchaser Indemnified Parties to recover under the R&W Insurance Policy, the Parties acknowledge and agree that following Closing, their sole and exclusive remedy for any breach of any representation, warranty, covenant, agreement, obligation or undertaking set forth in this Agreement or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article VII. For the avoidance of doubt, nothing in this Section 7.4 shall limit any Person’s right to (i) seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.2 (Specific Performance) or (ii) recover amounts under the R&W Insurance Policy. Notwithstanding anything to the contrary in this Agreement, to the extent any matter is covered by the R&W Insurance Policy, Sellers’ aggregate liability under any legal theory (including indemnification, breach of contract, or otherwise) shall not exceed 50% of the Retention. For the avoidance of doubt, the Purchaser Indemnified Parties’ rights to recover under the R&W Insurance Policy shall not be conditioned upon, reduced by, or otherwise limited by any recovery or right of recovery against Sellers under this Article VII or otherwise.

7.5            Indemnification Procedures.

(a)            Direct Claims.

(i)            A claim for indemnification for any matter not involving a Third Party Claim (a “Direct Claim”) may be asserted by Purchaser (on behalf of any Purchaser Indemnified Party) by written notice to the Sellers Representative; provided, that the failure to so notify, or any failure to include the information required in this Section 7.5(a), shall not preclude any Purchaser Indemnified Party from any indemnification that it may claim in accordance with this Article VII except to the extent that the Sellers Representative can demonstrate actual and material loss and prejudice as a result of such failure. Such notice by Purchaser shall describe the claim in reasonable detail (to the extent known), include a reasonably detailed explanation of the events giving rise to such claim (to the extent then ascertainable), and indicate, if reasonably determinable, the estimated amount of the Losses that have been or may be sustained by a Purchaser Indemnified Party.

(ii)            With respect to any Direct Claim, the Sellers Representative shall have 30 days after receipt of notice of such claim pursuant to Section 7.5(a), to review such notice and to notify Purchaser that it either: (a) agrees the Direct Claim is a claim for which Sellers are obligated to indemnify any Purchaser Indemnified Party as a Direct Claim under Section 7.2, in which case such Purchaser Indemnified Party shall be conclusively deemed entitled to indemnification hereunder with respect to the matters described in such notice; or (b) disputes, acting reasonably and in good faith, the right of a Purchaser Indemnified Party to indemnification hereunder. During such 30-day period, Purchaser shall allow the Sellers Representative and its professional advisors to conduct a commercially reasonable investigation into the matter or circumstance alleged to give rise to the claim to ascertain whether and to what extent any amount is payable by Sellers in respect of such claim, and Purchaser shall provide commercially reasonable assistance to the Sellers Representative’s investigation (at the Sellers Representative’s sole cost and expense) by giving such information and assistance, including access to Purchaser’s personnel and the right to examine and copy such accounts, documents and records (subject to customary confidentiality obligations and withholding of information as reasonably required to preserve any attorney-client privilege) as the Sellers Representative and any of its professional advisors may reasonably request. If no such written objection is received by Purchaser within such 30-day period, the Sellers Representative shall be deemed to have accepted such claim and shall defend, indemnify and hold harmless such Purchaser Indemnified Party pursuant to this Agreement for the Losses thereunder, and the Sellers Representative shall promptly pay over to such Purchaser Indemnified Party in immediately available funds within 10 days any amounts due as a result thereof (and otherwise satisfy any obligations thereunder within such period) and otherwise comply with its obligations to such Purchaser Indemnified Party hereunder (including any under an Order). If the Sellers Representative objects in good faith and delivers written notice of such objection to Purchaser within such 30-day period, the Sellers Representative shall be deemed to have rejected such Direct Claim, in which case the Purchaser Indemnified Party shall be free to pursue all remedies against Sellers under this Agreement or applicable Law. To the extent any dispute relating thereto between the Parties exists and is resolved by a settlement agreement, any amounts payable thereunder shall also be paid accordingly or obligations thereunder otherwise satisfied within 10 days from the date of the settlement agreement.

(b)            Third Party Claims. In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 7.2 (a “Third Party Claim”), Purchaser (on behalf of any Purchaser Indemnified Party) shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge that is covered by this indemnity to be forwarded to the Sellers Representative. The failure of Purchaser to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect any Seller’s obligations with respect thereto except to the extent that the Sellers Representative, on behalf of Sellers, can demonstrate actual and material loss and prejudice as a result of such failure. Such notice by Purchaser shall describe the claim in reasonable detail (to the extent known), include copies of all material written evidence thereof (to the extent then available), and indicate, if reasonably determinable, the estimated amount of the Losses that have been or may be sustained by any Purchaser Indemnified Party. The Sellers Representative shall have 30 days after receipt of such notice relating to a Third Party Claim (unless such Legal Proceeding requires a response before the expiration of such 30-day period) to be, at its sole expense, represented by counsel of its choice, which must be reasonably satisfactory to Purchaser, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by it under this Agreement, and Purchaser shall cooperate with the Sellers Representative in connection therewith; provided, that the Sellers Representative shall permit such Purchaser Indemnified Party to participate in such settlement or defense, including all conferences, discovery proceedings, hearings, trials and appeals, through counsel chosen by such Purchaser Indemnified Party (provided that the fees and expenses of such counsel shall not be borne by the Sellers Representative). If the Sellers Representative elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by Sellers hereunder, fails to notify Purchaser of its election as herein provided or contests its obligation to indemnify a Purchaser Indemnified Party for such Losses under this Agreement, such Purchaser Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. Notwithstanding anything to the contrary in this Agreement, a Purchaser Indemnified Party shall be entitled to engage counsel of its choice and assume the defense of or otherwise control the handling of a Third Party Claim, in each case, at the expense of the Sellers Representative by notifying the Sellers Representative if (i) so requested by the Sellers Representative, (ii) in the good faith reasonable opinion of counsel to a Purchaser Indemnified Party, an unresolvable conflict or potential conflict exists between such Purchaser Indemnified Party and Sellers or the Sellers Representative that would make such representation by such Purchaser Indemnified Party advisable, (iii) such Third Party Claim is brought by a Governmental Body for violation of Law, (iv) such Third Party Claim is asserted directly by or on behalf of a supplier or customer of the Business or Purchaser after Closing, (v) such Third Party Claim seeks an injunction or other equitable relief, (vi) a Purchaser Indemnified Party would be reasonably likely to be liable for a higher amount of Losses than the Losses suffered by Sellers, if such claim was unfavorably decided against such Purchaser Indemnified Party, or (vii) the assumption of the defense by the Sellers Representative would cause any Purchaser Indemnified Party to lose coverage under the R&W Insurance Policy. Each Party hereto agrees to provide reasonable access to each other Party to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 7.5 to the contrary, neither Sellers nor the Sellers Representative shall, without the prior written consent of Purchaser, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless (I) the claimant (or claimants) and Sellers provide to Purchaser an unqualified release from all Liability in respect of the Third Party Claim, (II) such settlement or compromise: (A) involves solely the payment of money damages by Sellers, (B) does not impose any restriction on a Purchaser Indemnified Party or any injunction or other equitable relief against a Purchaser Indemnified Party, (C) does not include or require a finding or admission of any wrongdoing by a Purchaser Indemnified Party, or (D) does not materially damage, limit or hinder future operations of the Business, or (III) such settlement or compromise with respect to such Third Party Claim, with respect to Taxes, could not reasonably be expected to have an adverse effect on Purchaser or any Seller.

7.6            Indemnification Notices, Claims and Payments. Any claim by a Purchaser Indemnified Party for indemnification may be asserted by giving the Sellers Representative written notice thereof, setting forth, in reasonable detail, the basis for the indemnification claim. Any indemnification payments required to be made by Sellers under this Article VII shall be made promptly (but in no event later than 10 days after the determination thereof) via wire transfer of immediately available funds to such bank and accounts as are designated by a Purchaser Indemnified Party. Notwithstanding anything to the contrary contained in this Section 7.6, (a) nothing contained in this Section 7.6 or otherwise in this Article VII shall in any way limit or otherwise affect any claim or recovery available to a Purchaser Indemnified Party or other insured under any R&W Insurance Policy; (b) any indemnity claim validly asserted pursuant to Section 7.5(a) (Direct Claims) or Section 7.5(b) (Third Party Claims) prior to the expiration date of the applicable survival period shall survive until finally resolved; and (c) unless prohibited by applicable Law, a claim shall not accrue until the breach or other wrongful act has been discovered.

7.7            Right to Setoff; Interest on Late Payments. Any payment any Seller is obligated to make to any Purchaser Indemnified Party pursuant to this Article VII shall be paid by such Seller by wire transfer of immediately available funds within five Business Days after the later of (i) the date notice of any sums due and owing is given to such Seller or (ii) the date the amount due is finally determined pursuant to Section 7.5. If any Party breaches its obligation to pay any amount hereunder, such amount shall bear interest from and including the payment due date but excluding the date of payment at a rate per annum equal to the Prime Rate, with such interest payable at the same time as the payment to which it relates and calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

7.8            Tax Treatment of Indemnity Payments. The Sellers and Purchaser agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Total Purchase Price for all Tax purposes unless otherwise required by Law.

7.9            Sellers Representative.

(a)            Jacob Owens, an individual resident of the State of Texas, is hereby constituted and appointed as the Sellers Representative and hereby accepts the appointment contained in this Agreement, and agrees to act as Sellers Representative and to discharge the duties and responsibilities of Sellers Representative pursuant to the terms of this Agreement. The Sellers Representative may resign at any time upon 30 days’ prior written notice to Purchaser and the Sellers, and the Sellers having received a majority of the Total Purchase Price shall be entitled to appoint a successor Sellers Representative upon written notice to Purchaser. On behalf of himself/itself and his/its successors and assigns, each Seller appoints and constitutes the Sellers Representative as his or its agent and true and lawful attorney-in-fact with the powers and authority as set forth in this Agreement. The Sellers Representative shall be the exclusive agent for and on behalf of the Sellers to (i) give and receive notices and communications to or from any Seller relating to this Agreement or any of the other Transaction Documents; (ii) authorize deliveries to Purchaser of securities or cash (including obligations to deliver such cash that arise in accordance with this Article VII) and legally bind each Seller to pay cash directly to Purchaser in satisfaction of claims pursuant to the terms of this Article VII; (iii) resolve Third Party Claims in accordance with Section 7.5(b); (iv) consent or agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with Orders with respect to, such Third Party Claims; (v) make all determinations and resolve all matters under Section 2.4, (vi) receive funds and payments under this Agreement or the Transaction Documents on behalf of any Seller; (vii) take all actions necessary or appropriate in the judgment of the Sellers Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance, and (viii) in accordance with Section 9.3, execute for and on behalf of each Seller any amendment to this Agreement, any Transaction Document or any exhibit, annex or schedule hereto or thereto (including for the purpose of amending addresses). This appointment of agency and this power of attorney is coupled with an interest and will be irrevocable and will not be terminated by any Seller or by operation of Law, whether by the death, incapacity or dissolution of any Seller, or the occurrence of any other event, and any action taken by Sellers Representative will be as valid as if such death, incapacity, dissolution or other event had not occurred, regardless of whether or not any Seller or Sellers Representative will have received any notice thereof.

(b)            Sellers Representative shall be the sole and exclusive means of asserting or addressing any of the actions set forth in (i) through (viii) in Section 7.9(a), and no Seller shall have any right to act on its own behalf with respect to any such matters. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, Sellers Representative that is within the scope of Sellers Representative’s authority pursuant to Section 7.9(a) (a “Representative’s Decision”) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all Sellers and shall be final, binding and conclusive upon each of them. Purchaser shall be entitled to rely upon any Representative’s Decision as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Seller. Purchaser is unconditionally and irrevocably relieved from any liability to any Person for any acts done by them in compliance with any Representative’s Decision. A notice by Purchaser to the Sellers Representative shall constitute a notice to each of the Sellers.

(c)            All expenses, if any, incurred by Sellers Representative in connection with the performance of his duties as Sellers Representative will be borne by the Sellers.

(d)            Sellers Representative shall not, by reason of this Agreement, have a fiduciary relationship in respect of any Seller. Sellers Representative shall not be liable to any Seller for any action taken or omitted by the Sellers Representative hereunder or in connection herewith, other than any liability imposed by Law for gross negligence or willful misconduct. Sellers Representative may rely, and shall be fully protected in acting, upon any statement, certificate, instrument, opinion, report, notice, request, consent, order, or other paper believed by Sellers Representative to be genuine and to have been signed or presented by the proper party or parties or, in the case of telecopies and electronic mail, to have been sent by the proper party or parties. Each Seller acknowledges and agrees that Sellers Representative shall not be obligated to take any actions and shall be entitled to take such actions as the Sellers Representative deems appropriate in its sole discretion. Sellers Representative shall not be liable to any Seller for any act done or omitted hereunder as Sellers Representative while acting in good faith and any act done or omitted in accordance with the advice of counsel or other expert shall be conclusive evidence of such good faith. The Sellers shall indemnify Sellers Representative and hold Sellers Representative harmless against any Losses incurred without gross negligence or willful misconduct on the part of Sellers Representative and arising out of or in connection with the acceptance or administration of Sellers Representative’s duties hereunder. Each Seller acknowledges and agrees that such rights to indemnity and to be held harmless shall apply without regard to the negligence of Sellers Representative.

(e)            The Sellers Representative shall treat confidentially and not use or disclose the terms of this Agreement, the Transaction Documents or any nonpublic information from or about Purchaser or any Purchaser Indemnified Party to anyone, except that Sellers Representative may disclose the terms or information to the Sellers or Sellers Representative’s employees, attorneys, accountants, financial advisors, agents or authorized representatives on a need-to-know basis, as long as the Person agrees to treat such information confidentially. If reasonably requested by Purchaser, Sellers Representative shall enter into a separate customary confidentiality agreement before being provided access to such information.

(f)            At the Closing and pursuant to Section 3.2(a)(i), Purchaser shall deposit an amount in cash equal to the Sellers Representative Fund Amount by wire transfer of immediately available funds into the Sellers Representative Fund Account. Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that the Sellers shall be deemed to have received the Sellers Representative Fund Amount at the Closing as part of the payment of the Cash Portion and immediately thereupon contributed the Sellers Representative Fund Amount to the Sellers Representative Fund Account. For income tax purposes, the Sellers Representative Fund Amount shall be treated as having been received and voluntarily set aside by the Sellers at the time of the Closing. The Sellers Representative Fund Account will be available following the Closing for use by the Sellers Representative in its discretion for the payment of all Liabilities incurred by the Sellers Representative in connection with the exercise by it of the authority granted to it in this Agreement (including, without limitation, reasonable attorneys’ fees and expenses, the fees and expenses of any accountants or other professional advisors retained by the Sellers Representative and any portion of the fees and expenses of the Resolution Accountants for which the Sellers Representative is liable under this Agreement); provided, that the Sellers Representative Fund Account shall first be used to pay and satisfy any Liabilities of Sellers to Purchaser under this Agreement. As soon as practicable after the date on which the final obligation of the Sellers Representative under this Agreement has been discharged (including the final resolution of all payments due, if any, by Sellers as result of any adjustment to the Total Purchase Price pursuant to Section 2.4(f) (Payment of Aggregate Adjustment Amount) or this Article VII (Indemnification)) or such other date as the Sellers Representative and Purchaser may agree in writing, the Sellers Representative shall distribute any amounts remaining in the Sellers Representative Fund Account to Sellers. No Seller shall have any right to, or any interest or claim relating to the Sellers Representative Fund Account unless and until it has been finally determined that such funds are to be distributed to the Sellers in accordance with this Agreement.

7.10            Retention Escrow Matters.

(a)            Subject to the terms and conditions of the Escrow Agreement, Purchaser and the Sellers Representative shall deliver joint written instructions to the Escrow Agent to make any payment required to be paid from the Retention Escrow Fund pursuant to Section 7.3 by wire transfer of immediately available funds to the Purchaser Indemnified Parties (or such other party designated in writing by Purchaser) within five Business Days of the final resolution of any such claim.

(b)            No later than five Business Days following the date that is 12 months after the Closing Date (the “Escrow Release Date”), Purchaser and the Sellers Representative shall deliver joint written instructions to the Escrow Agent to disburse the then-remaining amount of the Retention Escrow Fund to the Sellers Representative for further distribution to Sellers in accordance with the Sellers Allocation; provided, that if any claims to which any portion of the Retention Escrow Fund is subject are then pending, such amount of such claims (and only such amount), or such other amount as Purchaser and the Sellers Representative may agree in writing and communicate to the Escrow Agent prior to the Escrow Release Date, shall not be disbursed on the Escrow Release Date but shall be retained by the Escrow Agent until the final resolution of any such claim (following which any such applicable amount shall be disbursed in a manner consistent with the final resolution of such claim).

Article VIII.

TAXES

8.1            Tax Returns.

(a)            Sellers shall cause the Acquired Companies to timely prepare and file or cause to be prepared and filed all Tax Returns with respect to the Acquired Companies that are due prior to the Closing Date and shall pay all Taxes due with respect to such Tax Returns. Sellers shall also prepare and file or cause to be prepared and filed the final U.S. federal (and any corresponding state and local) income Tax Return of NBRM LLC for the taxable period ending on the Closing Date (the “Final Partnership Tax Return”), which shall be prepared in a manner consistent with the past practice of NBRM LLC except as otherwise required by applicable Law. Sellers shall deliver a draft of the Final Partnership Tax Return to Purchaser for review and approval (which shall not be unreasonably withheld, conditioned or delayed) at least 15 Business Days prior to the due date thereof, and Sellers shall incorporate Purchaser’s reasonable comments prior to filing.

(b)            Purchaser shall cause the Acquired Companies to timely prepare and file or cause to be prepared and filed, all other Tax Returns for the Acquired Companies that relate in whole or in part to a Pre-Closing Tax Period and that are not described in Section 8.1(a), including all Tax Returns for all Straddle Periods. The Parties agree that all deductions arising from Transaction Expenses shall be allocable to the Pre-Closing Tax Period to the maximum extent permitted by Law. Without limiting Section 8.2, Sellers shall cooperate with Purchaser and provide reasonable assistance and information as is reasonably requested by Purchaser in order to enable Purchaser to prepare and file all Tax Returns described in the first sentence of this Section 8.1(b). Purchaser shall provide a copy of each such Tax Return to Sellers for review and comment at least 15 Business Days prior to the due date thereof and, to the extent that Sellers could reasonably be expected to be liable for any Tax on such Tax Returns under this Agreement, Purchaser shall make such revisions to such Tax Returns as are reasonably requested by Sellers, subject to Purchaser’s approval (which shall not be unreasonably withheld, conditioned or delayed). Sellers, on a joint and several basis, shall pay to Purchaser an amount equal to the Taxes reflected as due on any such Tax Return that are attributable to the Pre-Closing Tax Period (but only to the extent that such amount is in excess of the Acquired Companies’ aggregate reserves for such Taxes and was not otherwise taken into account in determining any amounts paid hereunder, including as Indebtedness) no later than three Business Days before the due date of such Tax Return, based on the methodology set forth in Section 8.2.

(c)            Purchaser shall provide the Sellers Representative prompt written notice of any written communication from a Taxing Authority with respect to a Pre-Closing Tax Period to the extent such matter could reasonably be expected to give rise to a payment obligation of Sellers under this Section 8.1, and the Parties shall reasonably cooperate with respect thereto consistent with Section 8.5.

8.2            Straddle Periods. All Taxes imposed on the Acquired Companies with respect to the income, property or operations of the Acquired Companies for any Straddle Period, shall be apportioned between the portion of the Straddle Period ending as of the end of the Closing Date and the portion of the Straddle Period beginning as of the day after the Closing Date as follows: (i) Taxes, other than those referred to in clause (ii) below, for a Straddle Period shall be apportioned by means of a closing of the books of the Acquired Companies as of the end of the Closing Date and (ii) property Taxes and ad valorem Taxes for a Straddle Period shall be apportioned between the portion of such Straddle Period ending as of the end of the Closing Date and the portion of the Straddle Period beginning as of the beginning of the day after the Closing Date in proportion to the number of days in each such portion of the Straddle Period. Purchaser and Sellers shall, to the extent permitted by applicable Law, elect with the relevant Taxing Authority to treat for all applicable Tax purposes the Closing Date as the last day of a taxable period of the Acquired Companies.

8.3            Transfer Taxes. Sellers shall (a) be responsible for and shall pay or cause to be paid any and all sales, use, stamp, documentary, filing, recording, transfer, real estate transfer, stock transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to tax or additional amount imposed) as levied by any Taxing Authority in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and (b) timely file or caused to be filed all necessary documents (including all Tax Returns) with respect to Transfer Taxes. Any Tax Returns with respect to Transfer Taxes shall be submitted to Purchaser for review and comment at least 10 days prior to the due date of the applicable Tax Return. The Parties shall cooperate with respect to Transfer Taxes (including with respect to any Tax Returns with respect to Transfer Taxes) in accordance with Section 8.5.

8.4            Amended Tax Returns and Retroactive Elections. Unless otherwise required by Law (as mutually determined by the Parties, acting in good faith), Purchaser shall not, and shall not cause or permit the Acquired Companies to, (i) amend any Tax Returns filed with respect to any tax year ending on or before the Closing Date or with respect to any Straddle Period, (ii) make any Tax election that has retroactive effect to any such year or to any Straddle Period, or (iii) voluntarily approach any Tax authority to initiate a voluntary disclosure (or similar) proceeding with respect to a Pre-Closing Tax Period, in each such case to the extent doing so could result in any adverse tax consequences to Sellers (including consequences pursuant to this Agreement), without the prior written consent of Sellers, which consent shall not be unreasonably conditioned, delayed or withheld.

8.5            Cooperation on Tax Matters. Purchaser and the Sellers shall furnish or cause to be furnished to each other, as promptly as practicable upon written request, such information and assistance relating to the Acquired Companies as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any Legal Proceeding relating to Tax matters. Purchaser and the Sellers further agree, upon written request, to use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement. The Parties agree to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Tax Period until the expiration of 60 days after the applicable statute of limitations (including any extensions thereof), and to abide by all record retention agreements entered into with any Taxing Authority, to the extent such retention agreements are made known to the applicable Party in writing.

8.6            Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving the Acquired Companies shall be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any Liability thereunder.

8.7            Push-Out Election; Indemnity.

(a)            In the event that, following the Closing, a Taxing Authority initiates or conducts any examination or audit of any Acquired Company with respect to any Pre-Closing Tax Period under the centralized partnership audit regime (whether because a prior election out of the centralized partnership audit regime was determined to be invalid or otherwise ineffective, or for any other reason), the Parties shall cooperate to cause the applicable Acquired Company to timely make a valid “push-out election” under Code Section 6226 with respect to any imputed underpayment (as defined in Code Section 6225) resulting from such examination or audit.

(b)            If a (i) a timely and valid “push-out election” under Code Section 6226 is not made pursuant to Section 8.7(a), (ii) such push-out election is determined to be invalid or otherwise ineffective, or (iii) an Acquired Company is otherwise required to pay any imputed underpayment at the entity level, then the Sellers shall jointly and severally indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Losses arising out of or relating to (x) any imputed underpayment, assessment, penalty, interest or other amount payable by any Acquired Company to any Taxing Authority to the extent attributable to any Pre-Closing Tax Period, and (y) any costs or expenses incurred by any Purchaser Indemnified Party in connection with any such audit, examination or Legal Proceeding relating to any of the foregoing. The indemnification obligations of the Sellers under this Section 8.7(b) shall not be subject to any deductible, basket, threshold, minimum claim amount or other limitation on liability set forth in Article VII, and shall survive until 90 days following the expiration of the applicable statute of limitations (including extensions) for assessment or collection of any such imputed underpayment or other amounts described herein.

8.8            Employee Retention Credits Indemnity. The Sellers shall jointly and severally indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Losses arising out of or relating to: (a) any clawback, disallowance, recapture, repayment obligation, penalty, interest or other assessment by a Taxing Authority with respect to any employee retention credits claimed by or on behalf of any Acquired Company in any Pre-Closing Tax Period pursuant to Code Section 3134 or Section 2301 of the CARES Act; and (b) any costs or expenses incurred by any Purchaser Indemnified Party in connection with any audit, examination or Legal Proceeding relating to any of the foregoing. The indemnification obligations of the Sellers under this Section 8.8 shall not be subject to any deductible, basket, threshold, minimum claim amount or other limitation on liability set forth in Article VII, and shall survive until 90 days following the expiration of the applicable statute of limitations (including extensions) for assessment, clawback, or recovery of an erroneous refund.

Article IX.

MISCELLANEOUS

9.1            Expenses.Except as otherwise provided in this Agreement, each of the Sellers and Purchaser shall bear its own expenses incurred in connection with the negotiation, execution and performance of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the Transactions.

9.2            Specific Performance. The Parties acknowledge and agree that a breach of this Agreement would cause irreparable damage to the other Parties and that remedies at law, including monetary damages, will be inadequate in the event a Party should default in the performance of its obligations under this Agreement (including Section 6.1 (Restrictive Covenants)). Accordingly, in the event of any breach or violation of any agreement, representation, warranty or covenant set forth in this Agreement, Purchaser, in the case of a breach or violation by any Seller, and Sellers, in the case of a breach or violation by Purchaser, shall be entitled to specific performance to prevent breaches of this Agreement and to order the defaulting Party to affirmatively carry out its obligations under this Agreement, and each of the Parties hereby waives any defense to the effect that a remedy at law would be an adequate remedy for such breach. Such relief for specific performance only shall be in addition to any other remedy to which each of the Parties is entitled to at law as a remedy for such nonperformance, breach or threatened breach. Each of the Parties hereby waives any requirements for the securing or posting of any bond with such equitable remedy. The foregoing shall not be deemed to be or construed as a waiver or election of remedies by any of the Parties, except for a waiver of other equitable remedies, each of whom expressly reserves any and all rights and remedies available to it at law in the event of any breach or default by the others under this Agreement prior to the Closing.

9.3            Entire Agreement; Amendments and Waivers. This Agreement (including the annexes, schedules and exhibits hereto) and the other Transaction Documents represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, promises, and arrangements, oral or written, between the Parties with respect to the subject matter hereof and thereof. This Agreement may be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Purchaser and the Sellers Representative. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Except as provided in Section 7.4, all remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law, or which may now or subsequently exist at law or in equity, by statute or otherwise.

9.4            Venue. Except for disputes, controversies or claims arising under Section 2.4 (which will be resolved in accordance with the dispute resolution provisions set forth therein), or as otherwise explicitly set forth in a Transaction Document, the Parties hereby irrevocably covenant to and submit to the exclusive jurisdiction of the First Business Court Division sitting in Dallas County (if such dispute may not be brought in such venue for any reason, the federal courts for the Northern District of Texas, Dallas Division or, if (and only if) such court finds it lacks jurisdiction, then in any state court located in Dallas, Texas, and any appellate courts thereof), for the purpose of any Legal Proceeding arising out of, in connection with or relating to this Agreement or the Transactions (whether in contract, tort, equity or otherwise) brought by any Party, and each Party hereby irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each Party agrees that a final judgment in any Legal Proceeding described in this Section 9.4 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.5            WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, FOR ANY LEGAL PROCEEDING WHICH IS PERMITTED UNDER THIS AGREEMENT TO BE FILED IN A COURT, EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN SUCH LEGAL PROCEEDING, INCLUDING THOSE LEGAL PROCEEDINGS TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS OR UNDER ANY AMENDMENT, CONSENT, WAIVER, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH ANY OF THEM OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS. EACH PARTY AGREES THAT IN ANY SUCH LEGAL PROCEEDING, THE MATTERS SHALL BE TRIED TO A COURT AND NOT TO A JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6            Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the laws of the State of Texas without giving effect to any choice or conflict of laws principles of any jurisdiction.

9.7            Service of Process. Each Party irrevocably consents to the service of summons and complaint and any other process outside the territorial jurisdiction of the courts referred to in Section 9.4 in any Legal Proceeding arising out of or relating to this Agreement by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 9.8 (except that email shall not be a permitted means of delivery pursuant to this Section 9.7). Nothing herein shall affect the right of any Party to serve process in any other manner permitted by applicable Law.

9.8            Notices. All notices, requests, consents, claims, demands, waivers and other communications (including, for the avoidance of doubt, any notice or document sent by any Party pursuant to Section 2.3 or by the Resolution Accountants pursuant to Section 2.4) under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered personally to the Party to whom notice is to be given; (ii) on the day of transmission if sent via e-mail to the e-mail address given below (provided, that no delivery failure message is received by the sender); (iii) the day following the day (except if not a Business Day, then the next Business Day) after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the Party as follows:

If to any Seller, to:

Sellers Representative

[*****]

[*****]

Attention: Jacob Owens

Email: [*****]

With a copy (which shall not constitute notice) to:

TASKER BODKIN NIEHAUS JOLLEY PLLC

207 W Hickory St Suite 309

Denton, TX 76201

Attention: Scott Bodkin

Email: [*****]

If to Purchaser, to:

c/o SunTx Capital Partners

5420 LBJ Freeway, Suite 1000

Dallas, Texas 75240

Email: [*****]

Attention: Barrett Bruce

With a copy (which shall not constitute notice) to:

King & Spalding LLP

1100 Louisiana, Suite 4100

Houston, TX 77002

Attn: Jonathan B. Newton

Email: [*****]

9.9            Severability. If any term or other provision of this Agreement is held invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible; provided, however, that no Party shall be required to agree to any modification that materially and adversely affects its economic interests under this Agreement. To the extent permitted by Law, each Party waives any provision of law that renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

9.10            Binding Effect; Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other Parties and any attempted assignment without the required consents shall be void; provided, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser, any Person from which it has borrowed money or any Person to which Purchaser or any of its Affiliates proposes to sell all or substantially all of the assets relating to the Business; provided, further, that no such assignment shall release Purchaser from its obligations under this Agreement unless Sellers provide prior written consent. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

9.11            Non-Recourse. No past, present or future director, manager, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of a Party or its Affiliates who is not a Party shall have any liability for any Liabilities under this Agreement or the Transaction Documents of or for any claim based on, in respect of, or by reason of, the Transactions other than with respect to any Liabilities or claims arising out of or relating to any breach or violation of Section 6.1(a).

9.12            Third Parties. Except for the indemnified parties with respect to their rights under the provisions of Article VII (Indemnification), Section 9.11 (Non-Recourse) or any Released Parties with respect to the provisions of Section 6.8(a) (Release), nothing in this Agreement, express or implied, is intended to or shall be construed to confer upon or give any person other than the Parties and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement.

9.13            Representation of Parties. The Parties acknowledge that they have been represented by competent counsel of their own choice and that this Agreement has been the product of negotiation between them. Accordingly, the Parties agree that in the event of any ambiguity in any provision of this Agreement, this Agreement shall not be construed against a Party regardless of which Party was responsible for the drafting thereof.

9.14            Counterparts; Electronic Transmission. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The Parties intend to treat as an original any document signed in connection with the Transactions, including any counterpart to this Agreement or any related document that is delivered. This Agreement shall become effective when one or more counterparts have been executed by each of the Parties and delivered to each other Party. The exchange of copies of this Agreement and of signature pages by electronic transmission (including electronic mail of .pdf files) shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by electronic transmission (including DocuSign and electronic mail of .pdf files) shall be deemed to be their original signatures for all purposes.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PURCHASER:

HOPE CONCRETE, LLC

By:	/s/ Randall Edgar
Name:	Randall Edgar
Title:	Chief Executive Officer

Signature Page to
Membership Interest Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SELLERS:

/s/ Randell R. Owens
Name: Randell R. Owens

/s/ Ronda A. Owens
Name: Ronda A. Owens

JAO, LLC

By:	/s/ Ronda A. Owens
Name:	Ronda A. Owens
Title:	President

OWENS REGIONAL INVESTMENTS, LLC

By:	/s/ Randell R. Owens
Name:	Randell R. Owens
Title:	President

Signature Page to
Membership Interest Purchase Agreement

ANNEX A

DEFINITIONS, DEFINITIONAL AND INTERPRETIVE MATTERS

A.	Certain Definitions. For purposes of this Agreement, the definitions and other interpretive matters are set forth on this Annex A.

“Accounting Principles” means GAAP, consistently applied and by applying the accounting principles, policies, procedures, practices, methodologies, categorization and estimation techniques in each case as were used in the preparation of the Sample Working Capital Calculation set forth in Annex B. In the event of any conflict or ambiguity between GAAP and the Sample Working Capital Calculation, the Sample Working Capital Calculation shall be controlling with respect to items specifically addressed therein; provided, that GAAP shall serve as the default for any items not specifically addressed in, or where the treatment is ambiguous under, the Sample Working Capital Calculation.

“Acquired Company” or “Acquired Companies” has the meaning set forth in the recitals.

“Adjustment Escrow Amount” means an amount equal to $3,000,000.00.

“Adjustment Escrow Fund” has the meaning set forth in Section 3.2(d).

“Adjustment Statement” has the meaning set forth in Section 2.4(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities having the ability to appoint a majority of the members of the governing body of such Person, by contract or otherwise.

“Aggregate Adjustment Amount” has the meaning set forth in Section 2.4(b).

“Agreement” has the meaning set forth in the preamble.

“Applicable Completion Standard” means (i) residual levels of contaminants that would reasonably be expected to satisfy completion requirements for a voluntary cleanup action under the applicable program of the applicable Governmental Body, or (ii) a “No Further Action” determination (or equivalent written closure) issued by the applicable Governmental Body if the investigation of the RECs confirms that impacts of the RECs are not limited to onsite soil.

“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the FCPA, the UK Bribery Act of 2010, the anti-corruption and anti-bribery legislation of the European Union, as adopted and made applicable by its member states, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable Law that prohibits bribery, corruption, fraud, or other improper payments.

“Average Closing Price” means the average closing price per share of the PubCo Stock, as reported on the NASDAQ for the 30 consecutive trading days ending on the trading day immediately preceding the applicable date of determination.

“Balance Sheet” has the meaning set forth in Section 4.5(a).

Annex A-1

“Balance Sheet Date” has the meaning set forth in Section 4.5(a).

“Business” has the meaning set forth in the recitals.

“Business Day” means any day of the year other than a Saturday or Sunday on which commercial banks are open for business in the State of Texas.

“Buyer’s Credit” has the meaning set forth in the Sand Supply Agreement.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (Pub. L. 116-136) and any amendments thereto.

“Cash Portion” has the meaning set forth in Section 2.2(a)(i).

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act, as amended.

“Closing” has the meaning set forth in Section 3.1.

“Closing Balance Sheet” has the meaning set forth in Section 2.4(a).

“Closing Cash” means any and all unrestricted cash and cash equivalents of the Acquired Companies plus in-transit deposits and similar credits as of the Measurement Time, but solely to the extent such in-transit deposits and similar credits are not otherwise reflected in the Closing Working Capital as a current asset, determined in accordance with the Accounting Principles. For the avoidance of doubt, Closing Cash can be a negative number.

“Closing Cash Payment” has the meaning set forth in Section 2.2(b).

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Indebtedness” means the Indebtedness of the Acquired Companies as of the Closing.

“Closing Shares” has the meaning set forth in Section 3.3.

“Closing Transaction Expenses” means any of the following incurred by or on behalf of the Acquired Companies on or prior to the Closing Date (or incurred on or prior to the Closing Date by any other Person that are required to be paid or reimbursed by the Acquired Companies or Sellers), without duplication: (i) fees and expenses of counsel, advisors, brokers, investment banks, accountants, actuaries and experts engaged by or on behalf of the Acquired Companies, (ii) any amounts payable to any Employee or Former Employee resulting from or arising out of the consummation of the Transactions (such as severance, retention, termination, change of control, success bonuses or other incentive and compensatory arrangements), plus the employer’s share of employment, payroll or similar Taxes attributable thereto, (iii) 100% of all costs (including premiums, Taxes and expenses) to purchase the Tail Policies; (iv) 50% of all costs (including premiums and expenses) to purchase the Cyber Policy; (v) 50% of the fees and expenses of the Escrow Agent that are incurred pursuant to the Escrow Agreement; and (vis) 50% of the premium and expenses in connection with the R&W Insurance Policy.

Annex A-2

“Closing Working Capital” means (a) the current assets of the Acquired Companies, excluding: (i) Closing Cash, (ii) accounts receivable payable by Affiliates of an Acquired Company to an Acquired Company, and (iii) Tax refunds, less (b) the current liabilities of the Acquired Companies, excluding: (i) Closing Indebtedness, (ii) Tax liabilities, (iii) Closing Transaction Expenses and (iv) amounts payable to any Affiliates of an Acquired Company by an Acquired Company, in each case determined as of the Measurement Time and in accordance with the Accounting Principles; provided, however, that in the event of any conflict between this definition and the Accounting Principles, the Accounting Principles shall control. For the avoidance of doubt, Closing Working Capital can be a negative number.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Marks” has the meaning set forth in Section 6.3.

“Confidential Information” means any confidential, proprietary or non-public documents, materials, data or information with respect to the Acquired Companies or otherwise relating to the Business, including methods of operation, customer lists, customer upcoming needs, customer contact information, customer discounts, Products, product development information and techniques, prices, fees, costs, unpublished financial statements, projections, budgets, licenses, Technology, inventions, trade secrets, processes, data know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets, policies and strategies, details of Contracts or other specialized information or proprietary matters. “Confidential Information” does not include information that: (a)(i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder or a breach or a violation of confidentiality or non-disclosure obligations; (b) is required to be disclosed by applicable Laws or the rules of any stock exchange (in which case the Party intending to disclose shall provide prompt written notice to the other Party of such requirement so that such other Party may seek a protective order or other remedy); or (c) is disclosed in connection with any Legal Proceedings between Purchaser or any of its Affiliates, on the one hand, and any Seller or any Affiliates of Sellers, on the other hand (subject to reasonable efforts by the disclosing Party to file any document containing such Confidential Information under seal or otherwise protect the confidentiality of such Confidential Information).

“Continuation Period” has the meaning set forth in Section 6.12(a).

“Continuing Employee” means each Employee who is currently employed by an Acquired Company as of immediately prior to the Closing Date and continues to be so employed as of immediately following the Closing Date.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, guarantee, deed, security agreement, indenture, instrument, lease, sublease, license, commitment, purchase order, bids, quotations, offers or solicitations (including, without limitation, all “low bidder” and quotation rights), settlement or other legally binding agreement, arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Conversion” has the meaning set forth in the recitals.

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“Covenant Termination Date” has the meaning set forth in Section 7.1(b).

“Cyber Policy” has the meaning set forth in Section 6.4.

Annex A-3

“Data Security Requirements” means, insofar as related to the conduct of the Business by the Acquired Companies, with respect to any privacy, security or security breach notification requirements, or matters relating to data privacy, protection or security, all applicable Laws and any related security breach notification requirements.

“Direct Claim” has the meaning set forth in Section 7.5(a)(i).

“Dispute Notice” has the meaning set forth in Section 2.4(c).

“Disputed Matters” has the meaning set forth in Section 2.4(c).

“DOL” means the U.S. Department of Labor.

“Earnout Amount” has the meaning set forth in Section 2.5(a).

“Earnout Equity Portion” has the meaning set forth in Section 2.5(d)(i).

“Earnout Period” means the period commencing on the first day of the calendar month immediately following the Closing Date and ending on the fifth anniversary of the Closing Date.

“Earnout Securities” has the meaning set forth in Section 2.5(d)(i).

“Earnout Statement” has the meaning set forth in Section 2.5(b).

“Concrete Revenue” has the meaning set forth in Annex D.

“Cost of Raw Materials” has the meaning set forth in Annex D.

“Cost of Transportation” has the meaning set forth in Annex D.

“Employee” means any individual who is an employee, whether by Contract, common law or otherwise, of any Acquired Company.

“Environmental Law” or “Environmental Laws” means any Law as now or hereafter in effect in any way relating to protection of human health and safety, public welfare, the environment, or natural resources, including those Laws relating to the storage, handling and use of chemicals, hazardous substances (as that term is defined by CERCLA) and other hazardous materials, those relating to the generation, processing, labeling, treatment, storage, transport, disposal or other management of chemicals, hazardous substances (as that term is defined by CERCLA), hazardous materials or waste materials of any kind, those Laws relating to the release, reporting, discharge, investigation, or remediation of waste materials, hazardous substances (as that term is defined by CERCLA), hazardous materials or waste materials of any kind, those Laws related to the withdrawal of water from surface or subsurface sources or right to use water resources, and those Laws relating to the protection of threatened or endangered species or environmentally sensitive areas. Environmental Law includes the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), the Safe Drinking Water Act, 42 USC. Section 300f et. seq., and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and analogous state or local Laws, as each has been or may be amended, and the regulations promulgated pursuant thereto.

Annex A-4

“Environmental Permit” means any Permit required by Environmental Laws for the operation of the Business.

“Equity Interests” has the meaning set forth in the recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or at any time preceding the date of this Agreement would have been treated as a “single employer” with any Acquired Company under Code Section 414(b), (c), (m), or (o) or Section 4001 of ERISA.

“Escrow Agent” means U.S. Bank National Association, a national banking association.

“Escrow Agreement” means the Escrow Agreement, to be entered into at Closing, by and among Purchaser, Sellers Representative and the Escrow Agent, in substantially the form attached as Exhibit B hereto.

“Escrow Release Date” has the meaning set forth in Section 7.10(b).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.3(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.3(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.3(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.3(a).

“Existing Counsel” has the meaning set forth in Section 6.6.

“Export Control Laws” means all applicable Laws relating to the export or re-export of commodities, technologies, or services including the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the Export Control Reform Act of 2018, 50 U.S.C. §§ 4801-4843, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Code Section 999, and Laws related to the authorization to hold an ownership interest in a business located in a country other than the United States.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder.

“Final Allocation” has the meaning set forth in Section 2.6(b).

“Final Earnout Statement” has the meaning set forth in Section 2.5(b).

“Final Partnership Tax Return” has the meaning set forth in Section 8.1(a).

“Final Statement” has the meaning set forth in Section 2.4(d).

Annex A-5

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Former Employee” means any individual who was an employee, whether by Contract, common law or otherwise, of any Acquired Company.

“Fraud” means actual and intentional common law fraud under Texas law committed by a Party with respect to the making of the representations and warranties in Article IV or Article V of this Agreement, as applicable with the actual (and not constructive or imputed) knowledge that such representation or warranty was inaccurate when made, with the specific intent that the other Party rely thereon, and upon which such other Party did in fact rely to its detriment. For the avoidance of doubt, “Fraud” shall not include any claim based on constructive knowledge, negligent misrepresentation, recklessness, or any equitable or promissory theory of fraud.

“GAAP” means generally accepted accounting principles in the United States as of the Closing Date, applied on a consistent basis.

“Government Contract” means any Contract, including any individual task order, letter contract, service agreement, consulting agreement, purchase order, delivery order, shipping order or blanket purchase agreement, subcontract, or any financial assistance agreement or other transaction agreement, between (a) any Acquired Company, on the one hand, and any Governmental Body, on the other hand, or (b) any Acquired Company and any prime contractor, higher-tier subcontractor, or reseller to any Governmental Body. “Government Contract” includes all amendments, modifications, and options relating to any of the foregoing or any other vehicle whatsoever pursuant to which funding is provided to any Acquired Company by any Governmental Body, including through a prime contractor or higher-tiered subcontractor.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator or arbitral body (public or private).

“Gunter Environmental Issues” means (a) removal of the excavator parked in the gravel parking area west of the shop building and remediation of spills and staining resulting from leaks from the excavator’s hydraulic hoses; and (b) removal of a trailer abandoned in the southwest corner of the Property and 55-gallon drums discovered inside the trailer during site reconnaissance and remediation of any associated spills or staining.

“Hardware” means any and all computer and computer-related hardware, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

“Hazardous Material” or “Hazardous Materials” means any substance, material or waste that is regulated, listed, defined, designated or classified because of its effect or potential effect on public health or the environment, including any material, substance or waste that is recycled, or that is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic waste” or “toxic substance” or term of similar import or regulatory effect under any provision of Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, asbestos, mold, asbestos-containing material, urea formaldehyde, per- and polyfluoroalkyl substances (PFAS), and polychlorinated biphenyls.

“Holdback Blank Stock Powers” has the meaning set forth in Section 3.3.

“Holdback Delivery Conditions” has the meaning set forth in Section 3.3.

Annex A-6

“Holdback Period” has the meaning set forth in Section 3.3.

“Holdback Shares” has the meaning set forth in Section 3.3.

“ICE” means the U.S. Immigration and Customs Enforcement.

“Improvements” has the meaning set forth in Section 4.10(c)(iii).

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business, other than the current liability portion of any indebtedness for borrowed money); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, but only to the extent drawn (excluding contingent liabilities for amounts undrawn under letters of credit); (v) all obligations of such Person under interest rate, currency swap or other hedging agreement or transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock (or other equity) of such Person; (vii) amounts received in advance for products or services to be provided, including customer deposits and deferred revenue, to the extent such deposits represent work not yet completed or services not yet performed as of the Closing; (viii) other than Closing Transaction Expenses, all Liabilities for compensation, bonuses, benefits, severance, retention, change-in-control, paid time off, and vacation earned or accrued by any Employee or Former Employee of the Acquired Companies on or prior to Closing (including, in each case, the employer portion of all applicable employment, payroll or similar Taxes attributable thereto); (ix) all obligations of any Acquired Company with respect to intercompany balances owed to any Affiliate that is not an Acquired Company (including the costs, expenses and other liabilities (including Taxes) of any Acquired Company with respect to the settlement or termination of any such intercompany balances), but excluding trade accounts payable of any Acquired Company in the amount and to the extent included as a current liability in the calculation of the Closing Working Capital; (x) any unpaid Taxes of any Acquired Company attributable to any Pre-Closing Tax Period or reserves for Taxes (whether current or deferred); provided, that this clause (x) shall not include any deferred Tax assets or deferred Tax liabilities; (xi) all obligations of the type referred to in clauses (i) through (x) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (xii) all obligations of the type referred to in clauses (i) through (xi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person). For the avoidance of doubt, Indebtedness shall not include any amounts to the extent included in the calculation of Closing Working Capital, so as to avoid double-counting.

“Independent Contractor” means a Person who is not an Employee that is engaged or retained as an independent contractor, consultant or freelancer providing services or skills to the Acquired Companies.

Annex A-7

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) patents and applications therefor, including continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”); (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) Internet domain names; (iv) copyrights and mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); (v) trade secrets and other proprietary Confidential Information (“Trade Secrets”); (vi) other intellectual property rights arising from or relating to Technology, and (vii) Contracts granting any right relating to or under the foregoing.

“Interim Balance Sheet” has the meaning set forth in Section 4.5(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 4.5(a).

“Interim Financial Statements” has the meaning set forth in Section 4.5(a).

“Inventory” has the meaning set forth in Section 4.20(c).

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“JAO, LLC” has the meaning set forth in the preamble.

“Knowledge of Sellers” means, with respect to any matter in question, the knowledge of Randell R. Owens, Ronda A. Owens and Jacob Owens after reasonable inquiry of such person’s direct reports with respect to the fact or matter at issue.

“Law” means any foreign, federal, state or local law (including common law), act, statute, code, ordinance, rule, regulation, Order or other requirement.

“Landed Material Costs” has the meaning set forth in Annex D.

“Leased Real Property” has the meaning set forth in Section 4.10(b).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, dispute, mediation, investigation, inquiry, audit, hearing, inspection, demand, proceeding, claim (including any counterclaim), charge, or threatened action.

“Lewisville Phase I ESA” means that certain Phase I Environmental Site Assessment dated April 26, 2026, prepared by CC Environmental, LLC for the Lewisville Batch Plant located at 721 E Main Street, Lewisville, TX 75057.

“Liability” or “Liabilities” means any debt, loss, damage, adverse claim, fine, penalty, liability or other obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

Annex A-8

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any equity holder or similar agreement, encumbrance or any other restriction or limitation whatsoever, including any Contract granting any of the foregoing.

“Limited Partnership” has the meaning set forth in the recitals.

“Lookback Date” means the date that is three years prior to the Closing Date.

“Losses” means Liabilities, interest, judgments (at equity or at Law, including statutory and common) and amounts paid in settlement, costs of investigation and the cost of enforcing any right to indemnification provided hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include any punitive, exemplary or special damages, except to the extent such damages are actually awarded to a third party in connection with a Third Party Claim.

“Marks” has the meaning set forth in the definition of Intellectual Property.

“Master Lease Agreement” means that certain Master Lease Agreement, dated January 1, 2023, by and between A&J Owens, LLC and its seven Registered Series, as landlord, and the Limited Partnership, as tenant, as amended by the First Amendment dated August 28, 2024 and the Second Amendment effective January 1, 2026, for the premises located in (i) Lewisville, Texas, (ii) Prosper, Texas, (iii) Anna, Texas, (iv) Aubrey, Texas, (v) Farmersville, Texas, (vi) Gunter, Texas, (vii) Haslet, Texas and (viii) Northlake, Texas.

“Material Adverse Change” when used in connection with the Sellers or the Acquired Companies means any change, event, violation, condition, or circumstance the effect of which would be, or would reasonably be anticipated to be, both material and adverse to: (a) the ability of Sellers to consummate the Transactions on a timely basis or (b) the condition, business, assets, liabilities, or results of operations of the Acquired Companies or the Business or would reasonably be expected to be materially adverse to the ability of Purchaser to operate the Business immediately after Closing substantially in the manner as the Business was operated immediately prior to the Closing; provided, however, that no change, event, violation, condition, or circumstance relating to, resulting from or attributable to any of the following shall be deemed to constitute nor taken into account in determining whether there has been or will be, a Material Adverse Change: any adverse event or circumstance arising from or relating to (i) changes in applicable Laws or GAAP, (ii) changes attributable to conditions generally affecting the overall economies in the market(s) of the Business, taken as a whole, the U.S. economy as a whole, or the global economy, (iii) any natural disasters, hurricanes, storms, fires, floods, earthquakes, tornados, power outage, epidemics, pandemics, public health emergencies, global, national or regional political conditions, including hostilities, civil disturbance, political instability, acts of terrorism, mass shooting, active shooter, military action, or war, or other acts of God or force majeure events or the escalation or worsening thereof, (iv) the failure of the Acquired Companies to meet any projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the Closing Date (provided, that the underlying causes of such failures will not be excluded), (v) changes generally in the industry in which the Acquired Companies or Purchaser operate, but excluding in each of the cases described in subclauses (i), (ii), (iii), and (iv) above, any effect to the extent arising from a change, event, violation, condition or circumstance that has a disproportionate adverse effect on the Acquired Companies or the Business as compared to other participants in the industries in which the Business operates or (vi) the announcement, pendency, or consummation of the Transactions, (vii) any action taken or omitted to be taken by any Acquired Company at the written request of, or with the prior written consent of, Purchaser, or (viii) any action taken or omitted to be taken by any Acquired Company that is expressly required or contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 4.13(a).

Annex A-9

“Material Supply Agreement” means the Material Supply Agreement, in substantially the form attached as Exhibit C hereto.

“Materials Spread” has the meaning set forth in Annex D.

“Materials Spread Target” has the meaning set forth in Section 2.5(a).

“Measurement Time” means 11:59 p.m. Central Time, on the Closing Date.

“Membership Interest Assignment Agreement” means the Membership Interest Assignment Agreement, in substantially the form attached as Exhibit A hereto.

“NBRM LLC” has the meaning set forth in the recitals.

“NASDAQ” means The Nasdaq Stock Market LLC.

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business as conducted by any Acquired Company (including the Limited Partnership as predecessor of NBRM LLC), through the Closing Date consistent with past practice.

“Organizational Documents” means, with respect to any entity, such entity’s (a) certificate or articles of incorporation, certificate or articles of formation or similar charter document, and (b) bylaws, limited liability company agreement or similar agreement, in each case with all amendments, restatements, supplements or other modifications thereto.

“Ownership Interests” means, with respect to any Person, (a) any capital stock, partnership, limited liability company or membership interest, unit of participation or other similar interest (however designated) in such Person, and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings or losses of such Person (including stock appreciation, stock option, restricted stock unit, phantom stock, profit participation or other similar rights).

“Party” or “Parties” has the meaning set forth in the preamble.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Pay-Off Letters” has the meaning set forth in Section 3.4(j).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means any approvals, authorizations, certifications, consents, licenses, registrations, variances, certificates of occupancy, permits or certificates granted by or obtained from a Governmental Body, and applications therefor and renewals thereof.

“Permitted Exceptions” means (i) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’ and repairers’ Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the Acquired Companies’ property so encumbered and that do not result from a breach, default or violation by any Acquired Company of any Contract or Law; and (iii) Liens that will be terminated, discharged and released in connection with or prior to the Closing; provided, that with respect to clauses (i) and (ii), either (A) an appropriate reserve has been established therefor in the Financial Statements in accordance with GAAP, or (B) such Liens are otherwise accounted for in the determination of the adjusted Total Purchase Price pursuant to Section 2.4(b).

Annex A-10

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, estate, trust, unincorporated organization, Governmental Body or other entity.

“Personal Property Leases” has the meaning set forth in Section 4.11(b).

“PFAS” means that class of chemicals commonly known as per- and polyfluoroalkyl substances. PFAS includes all chemicals defined as PFAS by 40 CFR 705.3.

“Plan” or “Plans” means (i) all “employee benefit plans” as defined by Section 3(3) of ERISA (whether or not subject to ERISA), all specified fringe benefit plans as defined in Code Section 6039D, and all other bonus, cash or equity incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, phantom equity, savings, severance, retention, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, paid time off, paid holiday, paid sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, arrangement, policy, practice, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten, and whether or not subject to ERISA), and any trust, escrow, insurance policy or other agreement or funding mechanism related thereto, that currently is sponsored, established, maintained or contributed to or required to be contributed by any Acquired Company or for which any Acquired Company has any Liability, contingent or otherwise, including, without limitation, by or through an ERISA Affiliate and (ii) all “multiemployer plans,” as that term is defined in Section 3(37) or Section 4001 of ERISA and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Code Section 412 which any Acquired Company or any ERISA Affiliate has maintained or contributed to or been required to contribute to at any time prior to the Closing Date or with respect to which, any Acquired Company or any ERISA Affiliate has any Liability, contingent or otherwise.

“Plan of Conversion” means that certain plan of conversion of the Limited Partnership, dated on or around April 20, 2026, duly executed by the Sellers named therein.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Prime Rate” means the rate of interest published by The Wall Street Journal, Eastern Edition, from time to time as the “prime rate” at the large U.S. money center banks.

“Prior R&R Owner” has the meaning set forth in the preamble.

“Privileged Materials” has the meaning set forth in Section 6.6.

“Product” has the meaning set forth in Section 4.25(b).

“Proposed Tax Allocation” has the meaning set forth in Section 2.6(b).

Annex A-11

“PubCo” means Suncrete, Inc., a Delaware corporation.

“PubCo Stock” means shares of Class A Common Stock of PubCo.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Indemnified Parties” has the meaning set forth in Section 7.2.

“Qualified Plan” has the meaning set forth in Section 4.14(c)(v).

“R&R Contribution Agreement” means that certain contribution agreement, entered into prior to the Closing, by and between the Prior R&R Owner and NBRM LLC.

“R&R Contribution” has the meaning set forth in the recitals.

“R&R LLC” has the meaning set forth in the recitals.

“R&W Binder Agreement” means the bindable quotation and agreement to bind the R&W Insurance Policy that shall remain open and bindable through the Closing Date.

“R&W Insurance Policy” means any Purchaser-side representations and warranties insurance policy that may be bound for coverage of Purchaser and its Affiliates with respect to the Transactions.

“NBRM Audited Financial Statements” has the meaning set forth in Section 4.5(a).

“R&R Historical Financial Statements” has the meaning set forth in Section 4.5(a).

“R&W Insurance Provider” means the insurer under the R&W Insurance Policy.

“Real Property Lease” has the meaning set forth in Section 4.10(b).

“REC” has the meaning set forth in Section 6.11.

“Related Persons” has the meaning set forth in Section 4.21.

“Related Party Transaction” has the meaning set forth in Section 4.21.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration.

“Released Claims” has the meaning set forth in Section 6.8(a).

“Released Parties” has the meaning set forth in Section 6.8(a).

“Releasing Party” has the meaning set forth in Section 6.8(a).

“Remediation Work” has the meaning set forth in Section 6.11.

“Representative’s Decision” has the meaning set forth in Section 7.9(b).

Annex A-12

“Resolution Accountants” means BDO USA P.C., or if Sellers or Purchaser shall discover a bona fide conflict with respect to such firm or if such firm resigns or refuses for any reason to resolve any dispute in accordance with Section 2.4(d), an independent nationally recognized accounting firm (which shall not have any material relationship with any Seller or Purchaser) mutually agreed to in writing by the Sellers Representative and Purchaser.

“Restricted Area” means the State of Texas.

“Restricted Business” means (i) the Business; and (ii) any line of business that competes with the Business.

“Restricted Period” means a period of five years commencing on the Closing Date.

“Retention” has the meaning set forth in the R&W Insurance Policy, including any applicable reduction thereof in connection with the Retention Dropdown Date (as defined in the R&W Insurance Policy).

“Retention Escrow Amount” means an amount equal to 50% of the amount of the Retention.

“Retention Escrow Fund” has the meaning set forth in Section 3.2(e).

“Review Period” has the meaning set forth in Section 2.4(c).

“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Sanctions Laws or Export Control Laws.

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Export Control Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including Office of Foreign Assets Control of the U.S. Department of the Treasury’s (OFAC) Specially Designated Nationals and Blocked Persons List, the Entity List, or the Debarred Persons List; (ii) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) so as to subject the Person to sanctions; (iii) any Person acting on behalf of or at the direction of any Person described in clause (i) or (ii); or (iv) any Person that is organized, resident, or located in a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws, statutes, measures, orders, and regulations relating to economic or trade sanctions, including the making or receiving of international payments and conduct of international transactions, administered or enforced by the United States (including by OFAC, the U.S. Department of State, and the U.S. Department of Commerce), or any other relevant Governmental Body.

“Sand Supply Agreement” means that certain Supply Agreement, dated as of the Closing Date, by and between NBRM LLC and the supplier named therein.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” or “Sellers” has the meaning set forth in the preamble.

“Seller Lease Agreements” means the Lease Agreements, in substantially the form attached as Exhibit D hereto, with respect to each of the premises leased pursuant to the Master Lease Agreement.

“Sellers Allocation” means the percentages set forth next to each Seller’s name on Annex C attached hereto.

Annex A-13

“Sellers Representative” has the meaning set forth in the preamble.

“Sellers Representative Fund Account” means the account into which the Sellers Representative Fund Amount shall be deposited as designated by the Sellers Representative in the Estimated Closing Statement.

“Sellers Representative Fund Amount” means $585,000.00.

“Significant Customer” has the meaning set forth in Section 4.26(a).

“Significant Vendor” has the meaning set forth in Section 4.26(b).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.

“Stock Consideration” has the meaning set forth in Section 2.2(a)(ii).

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by any Acquired Company or (ii) any Acquired Company is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such Person.

“Tail Policies” has the meaning set forth in Section 6.4.

“Target Working Capital” means $0.

“Tax” or “Taxes” means (i) any federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, goods and services, harmonized sales, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges, in each case that may be assessed by a Taxing Authority; (ii) any interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any Liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Acquired Companies, including any combination thereof.

Annex A-14

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means, collectively, Software, information, designs, source code, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, tools, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings and registered domain names, website pages and other website development, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Third Party Claim” has the meaning set forth in Section 7.5(b).

“Total Cap” has the meaning set forth in Section 7.3(a)(i).

“Total Purchase Price” has the meaning set forth in Section 2.2(a).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Transaction Documents” means, collectively, this Agreement and any other agreements, certificates or other documents contemplated by this Agreement and delivered by a Party at the Closing, including the Membership Interest Assignment Agreements, the Escrow Agreement, the Material Supply Agreement, and the Seller Lease Agreements.

“Transactions” means the purchase and sale of the Equity Interests and the other transactions contemplated by this Agreement and the Transaction Documents.

“Transfer Taxes” has the meaning set forth in Section 8.3.

“Treasury Regulations” means the regulations promulgated under the Code.

“TTM Materials Spread” has the meaning set forth in Annex D.

“Union” has the meaning set forth in Section 4.15(d).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, and any other same or similar applicable Law.

B.	Other Definitional and Interpretive Matters.

1.	Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)	Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b)	Dollars. Any reference in this Agreement to “$”, “dollar” or similar references means U.S. dollars.

Annex A-15

(c)	Annexes/Exhibits/Schedules. The Annexes, Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall be defined as set forth in this Agreement. In the event of any conflict or inconsistency between the terms of this Agreement and any Annex, Exhibit or Schedule, the terms of this Agreement shall control unless the Annex, Exhibit or Schedule expressly states that it supersedes the relevant provision of this Agreement.

(d)	Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e)	Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article”, “Section”, “Annex”, “Exhibit” or “Schedule” are to the corresponding articles, sections, annexes, exhibits or schedules of this Agreement unless otherwise specified.

(f)	Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g)	Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h)	Provided, delivered or Made Available. The phrases “provided” “delivered” or “made available” with respect to any information or document to be furnished, delivered or provided by any Seller shall be deemed satisfied only if a true and complete copy of such information or document (for the avoidance of doubt, including all amendments, waivers, exhibits and schedules thereto) is available for Purchaser to download from the online data site maintained by any Seller or its representatives on behalf of the Acquired Companies at least two Business Days prior to the Closing Date.

(i)	To the Extent. References herein to the phrase “to the extent” means “the degree by which” and not “if.”

(j)	Amendments. Unless the context shall otherwise require, any references expressly set forth in this Agreement to any Contract (including this Agreement) or Law shall be deemed to be references to such Contract or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions); provided, however, that with respect to representations and warranties made by Sellers, references to Laws shall be deemed to be references to such Laws as in effect on the date of this Agreement, unless otherwise expressly stated.

2.	The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

3.	The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

Annex A-16

ANNEX B

SAMPLE WORKING CAPITAL CALCULATION

Annex B

Annex C

EQUITY INTERESTS, STOCK CONSIDERATION; SELLERS ALLOCATION

Annex C

ANNEX D

MATERIALS SPREAD CALCULATION METHODOLOGY

Annex D

EXHIBIT A

FORM OF MEMBERSHIP INTEREST ASSIGNMENT AGREEMENT

Exhibit A

EXHIBIT B

FORM OF ESCROW AGREEMENT

Exhibit B

EXHIBIT C

FORM OF MATERIAL SUPPLY AGREEMENT

Exhibit C

EXHIBIT D

FORM OF SELLER LEASE AGREEMENT

Exhibit D